Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

THERAGENICS CORPORATION,

and

CORE ONCOLOGY, INC.

Dated as of February 17, 2012

Annexes, Schedules and Exhibits

Annex I	Definitions
Annex II	Example of Mechanics of Payments Under the Agreement

Disclosure Schedules:
Schedule 3.2	Exceptions to representations in Section 3.2 (Authority; No Conflict)
Schedule 3.5	Acquired Inventory, Parts and Components; Acquired Inventory, Finished Goods; Acquired Equipment
Schedule 3.8	Exceptions to representations in Section 3.8 (Compliance with Law; list of Governmental Authorizations)
Schedule 3.9	Legal Proceedings
Schedule 3.11	Exceptions to representations in Section 3.11 (Absence of Changes/Events)
Schedule 3.12(a)	Material Contracts
Schedule 3.12(c)	Acquired Contracts
Schedule 3.13(a)	Customer List
Schedule 3.13(b)	Supplier List
Schedule 3.16 Acquired Intellectual Property, including separate lists of Closing Purchased Intellectual Property, Deferred Purchased Intellectual Property, and Nonexclusive Intellectual Property

Schedule 3.19	Warranties and Liabilities
Schedule 3.20	Brokers or Finders
Schedule 5.4	Required Approvals

Exhibit A	Temporary Manufacturing and Supply Agreement
Exhibit B	Bill of Sale
Exhibit C	Assignment and Assumption Agreement

[Schedules and Exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will supplementally furnish a copy of any omitted Schedule or Exhibit to the Securities and Exchange Commission upon request.]

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made as of February 17, 2012, and is by and between Theragenics Corporation, a Delaware corporation (“Purchaser”). and Core Oncology, Inc., a Washington corporation (“Seller”).  Purchaser and Seller are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller owns and operates a prostate brachytherapy product distribution business which provides to various customers brachytherapy seeds used in the treatment of prostate cancer (both Pd-103 and I-125 seeds) under the brand name(s) known as ProstaSeed® and Theraseed® (the latter brand being owned by Purchaser), together with related loading and delivery technologies under the brand names knows as Isoloader®, IsoStrand®, Core C20®, IsoCheck®, and IsoCartridge® (the “Business”); and

WHEREAS, Seller also owns and operates a breast brachytherapy business which provides to various customers brachytherapy seeds used in the treatment of breast cancer under the Artemend® brand name (the “Breast Brachytherapy Business”), which is not part of the Business; and

WHEREAS, Seller desires to sell and assign to Purchaser, and Purchaser desires to purchase and assume from Seller, on the terms and subject to the conditions set forth in this Agreement, certain assets and liabilities of Seller relating to the Business; and

WHEREAS, Seller desires to retain various assets and liabilities other than those being purchased and assumed by Purchaser, and in particular to retain and continue to operate the Breast Brachytherapy Business; and

WHEREAS, in connection with the sale of the Acquired Assets, the Parties desire to enter into a temporary manufacturing and supply agreement substantially in the form attached hereto as Exhibit A (the “Temporary Manufacturing and Supply Agreement”), pursuant to which Seller will manufacture and sell to Purchaser certain products associated with the Business on the terms and for the consideration set forth therein;

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and mutual promises herein made, the sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	DEFINITIONS

1.1.          Definitions

Except as otherwise defined in this Agreement or as the context may otherwise require, the capitalized terms used in this Agreement shall have the meanings ascribed to them in Annex I attached hereto and incorporated herein by reference.

1.2.          Usage

As used in this Agreement, except to the extent that the context otherwise requires:

(a)    when a reference is made in this Agreement to an Article, Section, Appendix, Exhibit or Schedule, such reference is to an Article or Section of, or an Appendix, Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)    whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation” unless preceded by a negative predicate;

(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e)    all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f)     the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g)    if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day; and

(h)    references to a Person are also to its permitted successors and assigns.

2.	PURCHASE AND SALE OF ASSETS AND ASSIGNMENT AND ASSUMPTION OF LIABILITIES

2.1.          Purchase and Sale of Acquired Assets; Assumption of Assumed Liabilities

(a)    On the terms and subject to the conditions set forth in this Agreement and pursuant to a Bill of Sale substantially in the form attached hereto as Exhibit B (the “Bill of Sale”), Purchaser agrees to purchase from Seller, and Seller agrees to sell, transfer, convey, assign and deliver to Purchaser, all of the Acquired Assets at the Closing for the consideration specified in Section 2.2 below, free and clear of any Security Interest; provided that, as described in the Bill of Sale, the conveyance, assignment and transfer of the Deferred Purchased Intellectual Property shall be effective only upon Seller’s receipt of the Final Earn-Out Payment.

(b)    On the terms and subject to the conditions set forth in this Agreement and pursuant to an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit C (the “Assignment and Assumption Agreement”), Purchaser agrees to assume and become responsible for the Assumed Liabilities at the Closing for the consideration specified in Section 2.2 below.  Purchaser will not assume or have any responsibility, however, with respect to any Liability or other obligation of Seller which is not included among the Assumed Liabilities or which is an Excluded Liability.

(c)    On the terms and subject to the conditions set forth in this Agreement and pursuant to a Nonexclusive IP License as described in the definition of Acquired Intellectual Property, Seller agrees to license the Nonexclusive Intellectual Property to Purchaser at the Closing.

(d)    On the terms and subject to the conditions set forth in this Agreement and pursuant to a Deferred Purchased IP License as described in the definition of Acquired Intellectual Property, Seller agrees to license the Deferred Purchased Intellectual Property to Purchaser at the Closing.

(e)    In the event of any claim against Purchaser with respect to any of the Assumed Liabilities, without limiting Purchaser’s remedies or defenses, effective as of the Effective Time, the Assignment and Assumption Agreement shall be deemed to constitute an assignment by Seller to Purchaser of any and all defenses, counterclaims or rights of setoff that would have been available to Seller if such claim had been asserted against Seller.

(f)    The assumption by Purchaser of the Assumed Liabilities, and the transfer thereof by Seller, shall in no way expand the rights or remedies of any third party against Purchaser or its Representatives as compared to the rights and remedies that such third party would have had against Seller had Purchaser not assumed the Assumed Liabilities.  Without limiting the generality of the preceding sentence, the assumption by Purchaser of the Assumed Liabilities shall not create any third-party beneficiary rights.  Seller shall pay and discharge when due, or contest in good faith, all of those Liabilities of Seller that Purchaser has not specifically agreed to assume pursuant to the provisions of this Agreement and the Assignment and Assumption Agreement.

2.2.          Purchase Price

In consideration for the sale, transfer, conveyance, assignment and delivery of the Acquired Assets by Seller to Purchaser, and the assumption by Purchaser of the Assumed Liabilities from Seller, Seller shall be entitled to receive:

(a)            On the Closing Date, Purchaser will pay the sum of Four Million and No/100 Dollars ($4,000,000) (the “Base Amount”) minus Two Hundred Thousand Dollars ($200,000) (constituting one-half of the Holdback Amount), for a net payment of Three Million Eight Hundred Thousand Dollars ($3,800,000) payable in cash (the “Closing Cash Payment”); plus

(b)           Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller Earn-Out Payment #1, less One Hundred Thousand Dollars ($100,000) (constituting one-fourth of the Holdback Amount) in cash; plus

(c)           Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller the Earn-Out Payment #2, less One Hundred Thousand Dollars ($100,000) (constituting one-fourth of the Holdback Amount) in cash; plus

(d)           Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller the Earn-Out Payment #3 in cash; plus

(e)           Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller the Earn-Out Payment #4 in cash; plus

(f)            Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller the Earn-Out Payment #5 in cash; plus

(g)           Within 30 days following the end of the applicable Net Revenue Period, Purchaser will pay Seller the Final Earn-Out Payment in cash.  The Closing Cash Payment, the net payments due under Sections 2.2(b) through 2.2(f), the three refunds of the Holdback Amount prior to the due date of the Final Earn-Out Payment to the extent payable in accordance with Section 10.6(a), and the Final Earn-Out Payment (including the remaining Holdback Amount to the extent included therein), are collectively referred to as the “Purchase Price”.  An indicative example of the computation and payment of the Purchase Price, using hypothetical revenues, is set forth as Annex II.

At the Closing, the Closing Cash Payment shall be paid by Purchaser to Seller, or paid for the account of Seller to such other party or account as may be designated as described in Section 2.3 below.  Likewise, the Earn-Out Payments shall be paid to, or for the account of, Seller, as described in Section 2.3 below.

If the calculation of any Earn-Out Payment in accordance with the definition of such Earn-Out Payment, plus the application of any Holdback Amount deduction described in Section 2.2(b) or 2.2(c) and any Holdback Amount payment by Purchaser to Seller as described in Section 10.6(a), results in a negative amount due from Purchaser to Seller on the due date of that Earn-Out Payment, then (a) no amount shall be payable on such due date and (b) the entire negative amount shall be carried forward and applied as an additional reduction of the Earn-Out Payment(s) next due until all such negative amounts have been fully deducted from the Earn-Out Payments.

2.3.          Manner of Payment of Closing Cash Payment and Earn-Out Payments.

At the Closing, the Closing Cash Payment shall be paid as follows:

(a)           that amount, if any, of the Closing Cash Payment necessary to be paid to applicable lenders and other creditors of Seller to release all Security Interests with respect to the Acquired Assets, or otherwise obtain clear title to the Acquired Assets, shall be paid to such lenders and other creditors in accordance with the release letters or other documentation provided by such creditors; with specific regard to Seller’s senior secured creditor, Everbank, Seller authorizes and directs Purchaser to make payment of Two Million Dollars ($2,000,000) to the Restricted Payment Account designated by Everbank for such payment in accordance with Section 3(a) of the Structured Payment, Subordination and Closing Agreement between Seller, Purchaser and Everbank of even date herewith;

(b)           the balance of the Closing Cash Payment shall be paid by Purchaser to Seller by wire transfer or other immediately available funds to the restricted Payment Disbursement Account designated by Seller and Everbank in writing to the Purchaser pursuant to Section 3(b) of the Structured Payment, Subordination and Closing Agreement between Seller, Purchaser and Everbank of even date herewith, on or prior to the Closing Date.

The Earn-Out Payments and any payments by Purchaser to Seller of the Holdback Amount shall also be paid to the Restricted Payment Account described in paragraph (a) of this Section unless and until Purchaser is directed jointly by Seller and Everbank in writing that payment to such account is no longer required, after which direction such payments shall be made to Seller, or to such bank or other account as Seller shall designate in writing.

2.4.          Time and Place of Closing

The closing of the Contemplated Transactions (the “Closing”) shall take place at a location mutually agreed to by the Parties at 9:00 a.m. Eastern Time on the later of (i) February 17, 2012, or (ii) five (5) Business Days following the satisfaction of all conditions precedent to the consummation of the Contemplated Transactions (or at such other date and time, or in such other manner as the Parties may agree) (the “Closing Date”).  The Parties agree that the Closing shall be effective as of the Effective Time.  Subject to the provisions of Section 9, failure to consummate the Contemplated Transactions on the date and time and at the place determined pursuant to this Section 2.4 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

2.5.          Deliveries at the Closing

At the Closing, Seller will deliver to Purchaser the various certificates, instruments and documents referred to in Section 7 below; Purchaser will deliver to Seller the various certificates, instruments and documents referred to in Section 8 below; Seller will execute, acknowledge (if appropriate) and deliver to Purchaser such documents as Purchaser and its counsel may reasonably request; Purchaser will execute, acknowledge (if appropriate) and deliver to Seller such documents as Seller and its counsel, reasonably may request; and Purchaser will deliver the Closing Cash Payment and other payments in accordance with Section 2.3 above.

2.6.          Allocation of Purchase Price

The Purchase Price will be allocated among the Acquired Assets for Tax purposes only in accordance with Section 1060 of the IRC and the regulations thereunder (the “Purchase Price Allocation Methodology”).  Within One Hundred Eighty (180) days following the Closing Date, Purchaser shall deliver to Seller a schedule (the “Purchase Price Allocation Schedule”) allocating the Purchase Price among the Acquired Assets.  The Purchase Price Allocation Schedule shall be prepared in reasonable detail and consistent with the Purchase Price Allocation Methodology and shall reflect the definitive allocation of the Purchase Price and shall be binding upon the Parties.  Each of the Parties will not take a position on any Tax Return, before any Governmental Body charged with the collection of any Tax, or in any Proceeding, that is in any way inconsistent with the Purchase Price Allocation Schedule and will cooperate with each other by timely filing all Tax Returns consistent with the allocation set forth on the Purchase Price Allocation Schedule on applicable forms with the IRS.

2.7.          Proration of Ad Valorem Taxes

Ad valorem real and tangible personal property taxes with respect to the Acquired Assets for the calendar year in which the Closing occurs shall be prorated between Seller and Purchaser as of the Closing Date, on the basis of no applicable discount. If the amount of such taxes with respect to any of the Acquired Assets for the calendar year in which the Closing occurs has not been determined as of the Closing Date, then the taxes with respect to such Acquired Assets for the preceding calendar year, on the basis of no applicable discount, shall be used to calculate such prorations, with known changes in valuation or millage applied. The prorated taxes shall be an adjustment to the amount of the Closing Cash Payment. If it is ultimately determined that the actual amount of any such taxes varies by more than Ten Thousand and No/100 dollars ($10,000) from estimates used at the Closing to prorate such taxes, then the Parties shall re-prorate such taxes within ten (10) days following request by either Party based on the actual amount of the tax bill.

2.8.          Audit of Earn-Out Payments.

Seller shall have the right, at its own expense, to select an independent certified public accountant of recognized national standing and acceptable to Purchaser to review the records of Purchaser within ninety (90) days after the due date of the Final Earn-Out Payment, on reasonable notice and during regular business hours, to verify the accuracy of Purchaser’s total Earn-Out payments. Such inspection shall be limited to those records directly relevant to the determination of the Earn-Out payments.  The cost for such review shall be borne by Seller, and the review shall be so conducted as to minimize any disruption of Purchaser’s business activities.  The certified public accountant shall be authorized to disclose to Seller (a) whether the total Earn-Out payments paid under this Agreement are equal to, or greater or lesser than, the amounts required to be paid, and (b) the difference, if any, between the amounts paid and those required to be paid. Purchaser shall have the opportunity to review the accountant’s finding and the basis therefor with the accountant and to provide input with respect thereto prior to finalization of the accountant’s report. Purchaser shall have the right, as a condition of any such inspection, to require the accountant to execute a nondisclosure agreement requiring the accountant to maintain in confidence all information learned as a result of the inspection and restricting the disclosures to Seller to those stated above.  If, as a result of any such inspection, it is determined that the total Earn-Out payments have been overpaid or underpaid, the amount so overpaid or underpaid shall be promptly paid by the relevant party to the other.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the statements contained in this Section 3 are true, correct and complete as of the date hereof, and will be true, correct and complete as of the Closing Date, except as specified to the contrary in the corresponding section of the disclosure schedules prepared by the Seller accompanying this Agreement (the “Disclosure Schedules”).  The Disclosure Schedules will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Section 3.

3.1.          Organization and Good Standing

Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington.  Seller has full corporate power and authority to conduct its business (including the Business) as it is now being conducted, and to own or use the properties and assets (including the Acquired Assets) that it purports to own or use in connection with its business.  Seller has the full corporate power and authority to perform all of its obligations under the Transaction Documents.  Seller is duly qualified to do business as a foreign corporation and is in good standing under the Legal Requirements of each state or other jurisdiction in which the conduct of the Business requires such qualification.  Seller has all requisite corporate power and authority and all Governmental Authorizations necessary to carry on the Business as now being conducted and to own, lease and operate the Acquired Assets.  The copies of Seller’s Organizational Documents that have been previously delivered to Purchaser are the complete, true and correct Organizational Documents of Seller in effect as of the date hereof and as of the Closing Date.

3.2.          Authority; No Conflict

(a)           This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other laws now or hereafter in effect relating to creditors’ rights generally and general principles of equity).  Upon the execution and delivery by Seller of the other Transaction Documents to which Seller is a party, such Transaction Documents will constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal Requirements now or hereafter in effect relating to creditors’ rights generally and general principles of equity).  The board of directors and the shareholders of Seller who are by applicable Legal Requirements required to approve and authorize the Transaction Documents and the Contemplated Transactions, have approved and authorized the Transaction Documents and the Contemplated Transactions, in each case without condition, limitation or restriction. Seller has the right, power, authority and capacity to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

(b)           Except as set forth in Schedule 3.2, neither the execution and delivery of the Transaction Documents nor the consummation of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with or result in a violation of (A) any provision of the Organizational Documents of Seller, or (B) any resolution or authorization adopted by the board of directors or shareholders of Seller; (ii) contravene, conflict with or result in a violation of any Legal Requirement or Order or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions; (iii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any material Governmental Authorization that is held by Seller; (iv) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any of the Acquired Contracts; or (v) result in the imposition or creation of any Security Interest upon or with respect to any of the Acquired Assets.  Except as set forth in Schedule 3.2, Seller is not required to obtain any Consent from any Person in connection with the execution and delivery of the Transaction Documents or the consummation or performance of any of the Contemplated Transactions.  There is no Proceeding pending, or to Seller’s Knowledge, threatened against Seller or the Business that questions the validity or enforceability of the Transaction Documents or the Contemplated Transactions or any action taken pursuant hereto or thereto in any court or before or by any Governmental Entity.

3.3.          Business Records

The Business Records included in the Acquired Assets are true, complete and correct in all material respects and have been maintained in accordance with sound business practices and applicable Legal Requirements.

3.4.          Title to Properties; Security Interests

Seller has, and at the Closing will have, good and marketable title to all of the Acquired Assets.  The Acquired Assets will be transferred to Purchaser at the Closing, free and clear of any Security Interest.  After giving effect to the Closing, Purchaser will have good title to all of the Acquired Assets, free and clear of any Security Interest.

3.5.          Condition and Sufficiency of Assets

The Acquired Equipment listed as such in Schedule 3.5, is currently adequate for the uses to which it is currently being put; but Seller makes no representation or warranty as to the condition or the performance thereof after the Closing Date, and the same will be sold “as is”.  No representation or warranty is made as to the condition of that portion of the Acquired Inventory that consists of unassembled parts or components, including needles, strands, and spacers.  All of the Acquired Inventory of finished goods, if any, is merchantable and of a quality, quantity and condition usable and saleable in the Ordinary Course of Business.  All of the Acquired Inventory is listed as such in Schedule 3.5.

3.6.          Taxes

The Seller has paid all Taxes due pursuant to applicable Legal Requirements that relate to the Acquired Assets or the Business to the extent that non-payment of such Taxes would give rise to a Security Interest in the Acquired Assets.  There are no unpaid Taxes that relate to the Acquired Assets or the Business that could give rise to a Security Interest in the Acquired Assets.  There exists no proposed Tax assessment against the Seller with respect to the Acquired Assets or the Business.  All Taxes that the Seller, with respect to the Acquired Assets or the Business, is or was required by Legal Requirements to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Body or other Person.  All Tax Returns filed by the Seller with respect to the Acquired Assets and the Business are true, correct and complete.

3.7.          Financial Statements

Seller previously delivered to the Purchaser (i) the unaudited consolidated balance sheets of Seller as of June 30, 2011, 2010 and 2009 and the consolidated statements of income, changes in stockholders’ equity and cash flows of Seller for each of the three (3) fiscal years in the period ended June 30, 2011 (collectively, the “Historical Financial Statements”) and (ii) will deliver prior to closing an unaudited consolidated balance sheet of the Seller as of December 31, 2011 , and the related unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of the Seller for the six months ended December 31, 2011  (collectively, the “Interim Financial Statements” and together with the Historical Financial Statements, the “Financial Statements”).  The revenues shown in the Financial Statements are true, correct and complete and have been recorded in conformity with GAAP.

3.8.          Compliance with Legal Requirements; Governmental Authorizations

(a)           Except as set forth in Schedule 3.8: (i) Seller has complied in all material respects with each Legal Requirement that is or was applicable to it in connection with the conduct or operation of the Business or the ownership or use of any of the Acquired Assets; (ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by Seller of, or a failure on the part of Seller to comply with, any Legal Requirement in connection with the conduct of the operation of the Business; and (iii) Seller has not received any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement in connection with the conduct of the operation of the Business.

(b)           Schedule 3.8 contains a complete and accurate list of each Governmental Authorization that is held by Seller that relates to the Business, or to any of the Acquired Assets, with an indication as to whether such Governmental Authorization is assignable.  Each Governmental Authorization listed or required to be listed in Schedule 3.8 is valid and in full force and effect.  Except as set forth in Schedule 3.8: (i) Seller has complied in all material respects with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 3.8; (ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 3.8; and (iii) Seller has not received any notice or other communication (whether oral or written) from any Governmental Body regarding any actual, alleged, possible or potential violation of or failure to comply with any term or requirement of any Governmental Authorization relating to the Business.

3.9.          Legal Proceedings; Orders

(a)           Except as set forth in Schedule 3.9, there is no pending Proceeding: (i) that has been commenced by or against Seller with respect to the Business or the Acquired Assets or the Assumed Liabilities; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.  To the Knowledge of Seller, (A) no such Proceeding has been threatened, and (B) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.  The Proceedings listed in Schedule 3.9, if any, will not have a Material Adverse Effect.

(b)           Except as set forth in Schedule 3.9, there is no Order to which Seller, with respect to the Business or the Acquired Assets, is subject.

3.10.        Financial Condition

Immediately after giving effect to the transactions contemplated hereby, Seller will be in improved financial position and will have adequate capital to carry on its business immediately following the Closing Date. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Seller. In connection with the Contemplated Transactions, Seller does not have any plans to incur new debt beyond its ability to pay as they become absolute and matured. Seller’s senior secured lender currently possesses secured claims in excess of the value of Seller’s assets, which secured claims are senior in priority to the claims of all other creditors of Seller. Seller is receiving not less than reasonably equivalent value for the Acquired Assets being transferred and the obligations being incurred in the Contemplated Transactions.

3.11.        Absence of Certain Changes and Events

Since June 30, 2011, (Seller has conducted the Business only in the Ordinary Course of Business.  Except as set forth in Schedule 3.11, since June 30, 2011, Seller has not:

(a)            mortgaged, pledged or subjected, or allowed or suffered to become subject, to any Security Interest, any material portion of the Acquired Assets;

(b)           entered into any settlement, conciliation or similar contract involving claims, or paid, discharged, settled, waived or satisfied any material Liabilities, rights or claims of Seller with respect to the Acquired Assets or the Business;

(c)            instituted any Proceeding before any Governmental Entity relating to the Acquired Assets or the Business;

(d)           cancelled, or agreed to cancel, any Indebtedness or other obligation owing to Seller with respect to the Acquired Assets or the Business;

(e)            sold or transferred, or agreed to sell or transfer, any material assets, properties or rights of Seller with respect to the Acquired Assets or the Business; or

(f)            entered into or approved any contract, arrangement or understanding to do, engage in or cause or having the effects of, any of the foregoing.

3.12.        Contracts; No Defaults

(a)           Schedule 3.12(a) contains a complete and accurate list of: (i) each Contract (excluding individual purchase orders in the Ordinary Course of Business) that involves performance of services or delivery of goods or materials to the Business of an amount or value in excess of Twenty-Five Thousand Dollars ($25,000), excluding Contracts with Purchaser and Purchaser’s Affiliates, and excluding Contracts pertaining only to Excluded Assets; (ii) each Contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of the Business in excess of Twenty-Five Thousand Dollars ($25,000), excluding Contracts pertaining exclusively to the Excluded Assets; (iii) any agreement (or group of related agreements) under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect on the Business excluding Contracts pertaining exclusively to the Excluded Assets; (iv) each license, lease, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of or any leasehold or other interest in, any of the Acquired Assets; (v) each Contract with respect to the Acquired Intellectual Property; (vi) each agreement not already listed in response to the above criteria that is material to the Acquired Assets; and (vii) any Contract with a physician in a position to make or influence referrals, or with another Person in a position to make or influence referrals for the purchase of brachytherapy seeds or related products, other than routine purchase and sale contracts..

(b)           Seller has made available to Purchaser prior to the date hereof a correct and complete copy of each written Contract listed in Schedule 3.12(a)(as amended to date) and a brief written summary setting forth the terms and conditions of any oral Contract referred to in Schedule 3.12(a).

(c)           Schedule 3.12(c) lists the Acquired Contracts.  With respect to each Acquired Contract: (i) the Assigned Contract is the legal, valid, binding and enforceable obligation of the parties thereto and is in full force and effect; (ii) the Assigned Contract will continue to be the legal, valid, binding and enforceable obligation of the parties thereto and in full force and effect on identical terms as of the Closing Date immediately after giving effect to the consummation of the Contemplated Transactions; (iii) Seller is not in breach or default and, to Seller’s Knowledge, no other party is in breach or default and no event has occurred that (with or without notice or lapse of time) would constitute a breach or default or permit termination, modification or acceleration, under the Assigned Contract; (iv) Seller has complied with all applicable terms and requirements of the Acquired Contract; (v) no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give Seller or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, the Assigned Contract; and (vi) Seller has not given to or received from any other Person any notice or other communication (whether oral or written) regarding any actual, alleged, possible or potential violation or breach of, or default under, the Assigned Contract.

(d)           There are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to Seller under the Acquired Contracts, with any Person, and to the Knowledge of Seller, no such Person has made written demand for such renegotiation.

3.13.        Customers and Suppliers

(a)           Schedule 3.13(a)(i) identifies each Core Customer and sets forth the total amount that each such Core Customer has paid to Seller over the 18 month period ending December 31, 2011.  Except to the extent disclosed in Schedule 3.13(a), since June 30, 2011, no Core Customer has altered, amended or otherwise modified its relationship with Seller.  Except to the extent disclosed in Schedule 3.13(a), no Core Customer has provided Seller with written notice (or to Seller’s Knowledge, oral notice) of any plan or intention to terminate, to cancel or otherwise modify its relationship with Seller or to decrease its usage, purchase or distribution of the services or products of Seller.  Seller acknowledges that Purchaser historically has sold certain products to the Core Customers shown in Schedule 3.13(a)(ii) (the “Shared Customers”), either directly or through distributors or resellers other than Seller.

(b)           Schedule 3.13(b) sets forth a list of all suppliers of raw materials, parts and components to the Business to whom Seller made payments aggregating Fifty Thousand Dollars ($50,000) or more during the fiscal year ended June 30, 2011, or has or expects to make payments of Fifty Thousand Dollars ($50,000) or more during the calendar year ending December 31, 2011, other than suppliers exclusively with respect to Excluded Assets (such as equipment suppliers or MRO contractors for Seller’s manufacturing facility), showing, with respect to each, the name and dollar amount involved and the nature of the products or services obtained.  Since June 30, 2011, no such supplier of the Business has terminated its relationship with the Seller.

3.14.        Environmental Matters

(a)           There are no pending or, to the Knowledge of Seller, threatened, claims, Security Interests or other restrictions of any nature, resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental Law, with respect to the Acquired Assets.

(b)           Seller has had in the past and presently has governmental permits, licenses, consents, approvals, certifications and authorizations relating to environmental protection or health or safety matters (collectively, “Environmental Permits”) necessary to conduct the Business, as it relates to the Acquired Assets, and has been in the past and is presently in compliance with all Environmental Permits.

3.15.        [Reserved]

3.16.        Intellectual Property

(a)           Schedule 3.16 sets forth correct and complete lists of (i) all Acquired Intellectual Property, including Trademarks, used in the Business that is registered or for which registration applications are pending (“Registered Intellectual Property”), and (ii) all Trademarks used in the Business for which no registration exists and no application is pending (“Unregistered Marks”).  Schedule 3.16 accurately lists the Registered Intellectual Property and the Unregistered Marks under four separate categories:  Closing Purchased Intellectual Property, Deferred Purchased Intellectual Property, Nonexclusive Intellectual Property, and the ProstaSeed Marks (each as defined within the definition of Acquired Intellectual Property).  To the Knowledge of Seller, the registrations listed in Schedule 3.16 are valid, in effect and subsisting, except as otherwise provided on Schedule 3.16.  Seller owns or has the valid right to use all Intellectual Property necessary to continue the Business as conducted as of the date hereof; to grant to Purchaser the license rights described in the definition of Nonexclusive Intellectual Property and in the definition of Deferred Purchased Intellectual Property, respectively; to convey to Purchaser at Closing good title to all of the other Acquired Intellectual Property free and clear of any Security Interests, and to convey to Purchaser upon receipt of the Final Earn-Out Payment good title to all of the Deferred Purchased Intellectual Property, subject only to the consent of Purchaser’s senior secured lender as described in Section 7.3.  Except for the Nonexclusive Intellectual Property, the Acquired Intellectual Property is held exclusively by Seller. The Acquired Intellectual Property is all of the Intellectual Property necessary to the distribution and sale of the products currently marketed under the Business Trademarks. The Acquired Intellectual Property is free of any rights of third parties, including without limitation license rights, except as set forth on Schedule 3.16.

(b)           Except as set forth on Schedule 3.16:

(i)           the conduct of the Business as it has been operated within the two (2) years immediately preceding the Closing Date does not infringe or otherwise violate in any material respect any Intellectual Property rights of any third Person, and there is no material claim pending or threatened against Seller alleging such infringement or other violation;

(ii)           there are no pending or completed proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office), Internet registration authority or equivalent authority anywhere in the world related to any of the Acquired Intellectual Property or restricting in any manner the use, transfer or licensing thereof by Seller;

(iii)           to the Knowledge of Seller, no Person is infringing or otherwise violating any Intellectual Property and there is no material claim pending or threatened by Seller against any Person alleging such infringement or other violation; and

(iv)           the payment of all fees that are due on or before, or within thirty (30) days after, the Closing Date, and necessary to maintain registration or similar rights in the Acquired Intellectual Property has been made.

(c)           Seller uses commercially reasonable efforts to protect the confidentiality of its material trade secrets and to the knowledge of Seller, such efforts have not been unsuccessful.

3.17.        Certain Payments

None of Seller, nor any of Seller’s directors, officers, agents or employees, or any other Person associated with or acting for or on behalf of Seller with respect to the Acquired Assets or the Business, has (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services (A) to improperly obtain favorable treatment in securing business, (B) to improperly pay for favorable treatment for business secured, (C) to improperly obtain special concessions or for special concessions already obtained, for or in respect of Seller, or (D) in violation of any Legal Requirement, or (ii) established or maintained any fund or asset that has not been recorded in the Business Records.

3.18.        Relationships with Related Persons

No Related Person of Seller has or has had, any interest in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to any Acquired Asset or Assumed Liability.  No Related Person of Seller owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has had business dealings or a material financial interest in any transaction with the Business.

3.19.        Product Warranty and Liability

Schedule 3.19 sets forth (i) the standard warranties and return policies (by product) provided by Seller in connection with the Business and (ii) a summary of product returns by any Core Customer (excluding the return of unused brachytherapy seeds and related products and materials in the Ordinary Course of Business) for 2010 and 2011 year-to-date describing the reason for each return and whether it was covered by warranty.  Except as set forth in Schedule 3.19, no Core Customer has been provided warranties or return rights that vary from the standard warranties and return policies described on Schedule 3.19.  Except as set forth in Schedule 3.19, there are no claims pending against Seller for the violation of any product warranties given by Seller with respect to products sold by the Business and, to the Knowledge of Seller, there is no basis for any such claim.  Seller has not granted any warranty terms to customers of the Business that are outside of the Ordinary Course of Business or outside of prevailing market conditions and customer requirements.

3.20.        Brokers or Finders

Except as set forth in Schedule 3.20, Seller has not incurred any obligation or Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the Contemplated Transactions.

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as follows:

4.1.          Organization and Good Standing

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

4.2.          Authority; No Conflict

(a)           The Transaction Documents constitute the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (subject to the effects of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Legal Requirements now or hereafter in effect relating to creditors’ rights generally and general principles of equity).  Purchaser has the right, power and authority to execute and deliver the Transaction Documents, and to perform its obligations under such Transaction Documents.

(b)           Neither the execution and delivery of the Transaction Documents by Purchaser, nor the consummation or performance of any of the Contemplated Transactions by Purchaser, will give any Person the right to prevent, delay or otherwise interfere with any of the Contemplated Transactions pursuant to: (i) any provision of the Organizational Documents of Purchaser; (ii) any resolution adopted by the board of directors of Purchaser; or (iii) any Legal Requirement or Order to which Purchaser may be subject.  Other than Consents received as of the Closing Date, Purchaser is not required to obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation of any of the Contemplated Transactions.

4.3.          Certain Proceedings

There is no pending Proceeding that has been commenced against Purchaser that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the Contemplated Transactions.  To the Knowledge of Purchaser, no such Proceeding has been threatened.

4.4.          Brokers or Finders

Neither Purchaser nor any of Purchaser’s directors, officers and agents, has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement other than the fees that may be payable by Purchaser to VRA Partners.

5.	PRE-CLOSING COVENANTS

5.1.          Access and Investigation

Between the date of this Agreement and the Closing Date, Seller will, and will cause its Representatives to, (i) afford Purchaser and its Representatives full and free access to the Acquired Assets, the Assumed Liabilities, the Business, the payroll information, properties, contracts, books and records, and other documents and data of or pertaining to the Business, (ii) furnish Purchaser and its Representatives with copies of all such contracts, books and records, and other existing documents and data relating to the Business and the Acquired Assets as Purchaser and its Representatives may reasonably request, and (iii) furnish Purchaser and its Representatives with such additional financial, payroll, operating and other data and information relating to the Business and the Acquired Assets as Purchaser and its Representatives may reasonably request.  Seller acknowledges and agrees that from and after the Closing, Purchaser will have the right to possession of all documents, books, records (including non-income Tax records), agreements and financial data of any sort relating to the Acquired Assets, the Assumed Liabilities and the Business (other than Excluded Assets and materials constituting attorney-client privileged materials or materials subject to privacy obligations not waivable by Seller); provided, however, that following the Closing, Seller shall have the right to obtain access to such documents, books, records (including Tax records), agreements and financial data to the extent related to the period prior to the Closing and make photocopies thereof for a proper purpose, such as in connection with the preparation of its Tax Returns.

5.2.          Operation of the Business

Between the date of this Agreement and the Closing Date, Seller will: (i) operate the Business (or otherwise conduct the Business) only in the Ordinary Course of Business; (ii) use its Best Efforts to maintain the relations and goodwill with suppliers, creditors, employees, agents, customers and others having business relationships with the Business; (iii) confer with Purchaser concerning operational matters of the Business of a material nature; (iv) not enter into any material Contract relating to the Business (for purposes hereof, the word “material” shall refer to any contract or commitment which, if it had been entered into prior to execution of this Agreement, would have been required to be disclosed in Section 3.12); and (v) otherwise report periodically to Purchaser concerning the status of the Business, the Acquired Assets and the Assumed Liabilities.

5.3.          Negative Covenant

Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, Seller will not, without the prior consent of Purchaser, take any affirmative action, or fail to take any reasonable action within its control, as a result of which any of the changes or events listed in Section 3.11 could occur.

5.4.          Required Approvals

As promptly as practicable after the date of this Agreement, Seller will use its Best Efforts to receive all necessary Consents (i) of each Governmental Body from which Consent may be required to consummate the Contemplated Transactions, (ii) of all other Persons whose consent to the consummation of the Contemplated Transactions may be required, or who may have a Security Interest in any of the Acquired Assets, and (iii) with respect to each matter, and from each Person, specifically identified in Schedule 5.4 (collectively, the “Required Approvals”).  Between the date of this Agreement and the Closing Date, each Party will cooperate with each other Party with respect to all filings that each such Party elects to make or is required by Legal Requirements to make in connection with the Contemplated Transactions.

5.5.          Release of Security Interests

Seller will take all necessary action to cause the release of all Security Interests on the Acquired Assets prior to or simultaneous with the Closing.

5.6.          No Negotiation

Between the date of this Agreement and the Closing Date, or until such time, if any, as this Agreement is terminated pursuant to Section 9, Seller will not, and will not permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage the submission or proposal of any offers, or accept any offers, or enter into a confidentiality agreement, letter of intent or purchase agreement or other similar agreement with any Person other than Purchaser, with respect to the acquisition of equity interests of Seller that would result in a change in control of Seller, or a merger, consolidation, business combination that would result in a change in control of Seller, or a sale of all or substantially all of the assets of Seller or of any of the Acquired Assets, or any similar extraordinary transaction with respect to the Business (an “Acquisition Proposal”) or (ii) participate in any discussions or negotiations regarding, or furnish to any Person other than Purchaser any information with respect to, or otherwise cooperate in any way with or assist, facilitate or encourage any Acquisition Proposal by any Person other than Purchaser. Seller agrees to notify Purchaser (within two (2) Business Days) of all relevant terms of any proposals by any other Person (including the identity of any such Person) to do any of the foregoing which Seller, or any of its Representatives, may receive relating to any of such matters and, if such inquiry or proposal is in writing, Seller will deliver to Purchaser a copy of such inquiry or proposal.  Seller will terminate simultaneously with the execution and delivery of this Agreement any discussions regarding an Acquisition Proposal that may be ongoing as of such time.

5.7.          Best Efforts

Between the date of this Agreement and the Closing Date, each of the Parties will use their respective Best Efforts to cause the conditions in Section 7 and Section 8 to be satisfied and to preserve intact the Business and the Acquired Assets.

5.8.          Assignment of Interests in Acquired Assets

Nothing in this Agreement shall be deemed to constitute or require an assignment or an attempt to assign any of the Acquired Assets if the attempted assignment without the Consent of a third party would adversely affect in any way the rights of Purchaser.  If any such Consent shall not have been obtained at or prior to the Closing, or the attempted transfer or assignment of any of the Acquired Assets, would have an adverse effect on Purchaser, then, at Purchaser’s option, Seller will cooperate with Purchaser (at Seller’s expense) in any reasonable arrangement designed to provide for Purchaser the rights and benefits of such Acquired Assets, including, enforcing for the benefit of Purchaser any or all rights of Seller against any other party arising out of the breach or cancellation by such other party, while permitting Purchaser the possession and use of such Acquired Assets for Purchaser’s account as if such Acquired Assets had been so transferred, assigned and delivered, or otherwise.  Following the Closing, pending the obtaining of such Consents, Purchaser will continue performance of any remaining unfulfilled obligations of Seller that would have constituted Assumed Liabilities had the Acquired Assets relating or subject thereto been assigned, in the same manner as though the same were subcontracted to Purchaser on the same terms and conditions as contained in the agreements.

5.9.          Notification of Certain Events

Seller shall give prompt notice to Purchaser of (i) any fact, event or circumstance known to Seller that individually or taken together with all other facts, events and circumstances known to Seller, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, or that would cause or constitute a breach of any of Seller’s representations, warranties, covenants or agreements contained herein, (ii) any fact, event or circumstance known to Seller that individually or taken together with all other facts, events and circumstances known to Seller, has had or is reasonably likely to result in the failure of any condition precedent to the Purchaser’s obligations contained herein, and (iii) any notice or other communication from any Governmental Entity or other Person in connection with the Contemplated Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.9 shall not limit or otherwise affect any remedies available to Purchaser or prevent or cure any misrepresentations, breach of warranty or breach of covenant by Seller.

5.10.        Supplements to Disclosure Schedules

From time to time up to the Closing Date, Seller shall promptly supplement the Disclosure Schedules with respect to any matter (i) first existing or occurring after the date hereof which, if existing or occurring at or prior to such date, would have been required to be set forth in any of the Disclosure Schedules to this Agreement, or (ii) that is necessary to correct any information in such Disclosure Schedule that is inaccurate on account thereof.  No supplement to the Disclosure Schedules shall have any effect for purposes of determining satisfaction of the conditions set forth in Section 7 of this Agreement unless such supplement is accepted by Purchaser in writing in its sole discretion.  For purposes of determining whether there is any misrepresentation or breach of warranty, covenant or agreement by Seller hereunder, the Disclosure Schedules delivered by Seller shall be deemed to include only the information contained therein on the date of this Agreement as such Disclosure Schedules may be supplemented prior to the Closing in writing with Purchaser’s written consent, which consent may be withheld by Purchaser in its sole discretion.

5.11.        Employees

Purchaser has no obligation to offer employment to any Person employed by Seller in the Business and Purchaser is not assuming any Liability with respect to (i) any employment, deferred compensation or similar Contract with any of Seller’s employees, (ii) any severance obligation to any of employee of Seller, or (iii) any Company Plan.  Further, the Parties agree that Seller, at its sole cost and expense, shall be solely responsible for any continuation coverage required under COBRA (including continuation coverage resulting from any transactions prior to or contemplated by this Agreement).  Seller shall release any employee or former employee who accepts an offer of employment from Purchaser from any restrictive covenant to which any such employee may be subject, including covenants imposing non-competition, non-solicitation and non-disclosure obligations on such employee.

5.12.        Meetings with Customers and Suppliers

Between the date of this Agreement and the Closing Date, Seller shall permit Purchaser and its Representatives to discuss and meet and shall cooperate in such discussions and meetings, upon the reasonable request of Purchaser, with HealthTrust Purchasing Group, L.P. (“HPG”) to discuss the Contemplated Transaction and confirm the willingness of HPG to (i) continue to be a customer of the Business via assignment and assumption of the Purchase Agreement by and between Seller and HPG, dated February 1, 2010 as of the Closing Date and (ii) work cooperatively with Purchaser to [***]1  prior to the Closing Date.  To the extent Purchaser concludes that a similar meeting may be appropriate to discuss the assignment and assumption of any other Acquired Contract that is material to the Business, Seller shall similarly permit such meeting and cooperate with respect thereto.  An appropriate Representative of Seller may accompany Purchaser and Purchaser’s Representatives on such visits and may participate with Purchaser and Purchaser’s Representatives in any such discussions.  Seller will cooperate with Purchaser, as reasonably requested by Purchaser, in the preparation of a presentation to any Persons with respect to the Contemplated Transactions.

6.	POST-CLOSING COVENANTS

6.1.          Litigation Support

Following the Closing, in the event and for so long as any Party actively is contesting or defending against any Proceeding in connection with (i) the Contemplated Transactions or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving any Party, the other Party will reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefore under Section 10 below).

6.2.          Transition

Seller will use its Best Efforts not to take any action that is designed or intended to have the effect of discouraging any lessor, licensor, supplier, employee or other business associate of Seller with respect to the Business from maintaining the same business relationships with Purchaser with respect to the Business after the Closing as it maintained with the Seller with respect to the Business prior to the Closing.

6.3.          Tax Matters

(a)           With respect to the Contemplated Transactions, the Parties will provide each other with such cooperation and information as any of them may reasonably require in connection with the filing of any Tax Return, the determination of a liability for Taxes or a right to a refund for Taxes, or the preparation for litigation or investigation of any claim for Taxes or a right to a refund for Taxes.  Any information obtained under this provision shall be kept confidential by the Parties, except as may be necessary in connection with the filing of such Tax Returns.

1 EXPLANATORY NOTE: “[***]” indicates the portion of this document that has been omitted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

(b)           All sales, transfer and similar Taxes arising from or associated with the Contemplated Transactions, whether levied on Purchaser or Seller, shall be paid by Seller.

6.4.          Restrictive Covenants

(a)           From and after the Closing, Seller and each of the shareholders of Seller who are a Party to this Agreement for the limited purpose of providing the undertakings contained in this Section 6.4 (the “Subject Shareholders”), will treat and hold as confidential all of the Confidential Information and the terms and conditions contained in the Transaction Documents and in respect to the Contemplated Transactions (except disclosures of such terms and conditions to Seller’s Representatives having a need to know, and to Seller’s senior secured lender), refrain from using any of the Confidential Information and deliver promptly to Purchaser or destroy, at the request and option of Purchaser, all tangible embodiments (and all copies) of the Confidential Information that are in its possession.  In the event that Seller, any of Seller’s Representatives or any Subject Shareholder is requested or required (by oral question or request for information or documents in any Proceeding) to disclose any Confidential Information or the terms and conditions contained in this Agreement and in respect to the Contemplated Transactions, Seller or such Subject Shareholder will notify Purchaser promptly of the request or requirement so that Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 6.4.  If, in the absence of a protective order or the receipt of a waiver hereunder, Seller, Seller’s Representative or any Subject Shareholder is, on the advice of counsel, compelled to disclose any Confidential Information or the terms and conditions contained in this Agreement and in respect of the Contemplated Transactions, to any tribunal or else stand liable for contempt, Seller, such Representative or such Subject Shareholder, as applicable, may disclose the Confidential Information or the terms and conditions contained in this Agreement and in respect of the Contemplated Transactions, as the case may be, to the tribunal; provided, however, that Seller, such Representative or such Subject Shareholder, as applicable, shall use its Best Efforts to obtain, at the reasonable request of Purchaser and at the sole expense of Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information or the terms and conditions contained in this Agreement in respect of the Contemplated Transactions, as the case may be, required to be disclosed as Purchaser shall designate.

(b)           Seller and each Subject Shareholder expressly covenants and agrees that, for a period of five years from and after the Closing Date, Seller and each Subject Shareholder will not, within the Territory, either directly or indirectly, on its or their own behalf or in the service or on behalf of others, engage in or provide managerial, supervisory, sales, marketing or consulting services or assistance to, or own a beneficial interest in, any Competing Business (or any material aspect thereof).

(c)           For a period of five years from and after the Closing Date, Seller and each Subject Shareholder will not, directly or indirectly, for itself or for any other Person (other than the Purchaser or any of its Affiliates), call on or solicit any of the customers or business partners of Purchaser or its Affiliates for the purpose of competing with the Business, nor shall Seller or any Subject Shareholder make known to any Person other than Purchaser the names and addresses of such customers or business partners for the purpose of competing with the Business or any information relating in any manner to the trade or business relationships of the Business with such customers or business partners.

(d)           For a period of five years from and after the Closing Date, Seller and each of the Subject Shareholders will not, directly or indirectly, for itself or for any other Person (other than Purchaser or its Affiliates), recruit or hire away or attempt to recruit or hire away, on any of their behalves or on behalf of any other Person, any employee, consultant, independent contractor, manager or director of Purchaser associated with the Business.

(e)           Seller and each of the Subject Shareholders acknowledges that Purchaser has agreed to enter into this Agreement based, in part, on the agreement of Seller and each Subject Shareholder to the restrictive covenants contained in this Section 6.4.  Seller and each Subject Shareholder expressly acknowledge and agree that the covenants contained in this Section 6.4 are reasonable in scope and duration.

(f)           If any covenant in this Section 6.4 is held to be unreasonable, arbitrary or against public policy, such covenant will be considered to be divisible with respect to scope, time and geographic area, and such lesser scope, time or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding and enforceable against Seller and each Subject Shareholder.

(g)           Seller and each Subject Shareholder expressly acknowledge and agree that money damages may not be an adequate remedy for any breach or threatened breach of the provisions of this Section 6.4 and that Purchaser may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief to enforce or prevent any violations or threatened violations of the provisions of this Section 6.4.

(h)           Seller and each Subject Shareholder each agree to refrain from taking any action (including, but not limited to, sales and marketing activities) to influence or attempt to influence any of the Core Customers to purchase, or cause to be purchased, any goods or services from Purchaser during the period between the Closing Date and the last day of the eighteenth month immediately following the month in which the Closing Date occurs (the “Earn-Out Period”).  Further, Seller shall not make any payment or distribution to any individual or entity in respect of any action taken by such person (including, but not limited to, sales and marketing activities) to influence or attempt to influence any of the Core Customers to purchase, or cause to be purchased, any goods or services from Purchaser during the Earn-Out Period.  The foregoing is not intended to prohibit Seller or any Subject Shareholder from providing assistance and information to Purchaser (e.g., contact information, customer histories, etc.) that may be helpful to Purchaser in marketing to Core Customers, so long as Seller and any Subject Shareholder do not contact Customers themselves in connection with such assistance.

6.5.          Release

(a)           Anything contained herein to the contrary notwithstanding, in consideration for the Purchase Price, as of and following the Closing Date, Seller, as seller of the Acquired Assets and assignor of the Assumed Liabilities hereunder, on its own behalf and on behalf of any of its Affiliates, shareholders, creditors and other parties in interest (collectively, the “Seller Releasing Parties”), knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue Purchaser or any of Purchaser’s Affiliates, predecessors, successors, parents, subsidiaries and current, former and future Representatives, from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, actual or potential, suspected or unsuspected, fixed or contingent, that Seller or any Seller Releasing Party has or may have, now or in the future, arising out of, relating to or resulting from any right to payments or other compensation, act of commission or omission, errors, negligence, strict liability, breach of contract, right to indemnification (whether pursuant to an entity’s charter documents or otherwise), tort, violations of law, matter or cause whatsoever from the beginning of time to the Closing Date, including any claim or cause of action based on any theory of successor liability; provided, however, that such release shall not cover any claims against Purchaser or arising as a result of any breach by Purchaser of a specific obligation under this Agreement.  In the event of any suit, claim, demand or other action brought against Purchaser or any of its Affiliates by a Seller Releasing Party, Purchaser or such Affiliate may file a copy of this release with Purchaser’s or such Affiliate’s motion to dismiss, request for summary judgment or motion seeking similar relief and no Seller Releasing Party may object thereto.

(b)          Anything contained herein to the contrary notwithstanding, in consideration for the closing of the Contemplated Transactions, as of and following the Closing Date, Purchaser, as purchaser of the Acquired Assets and assignee of the Assumed Liabilities hereunder, on its own behalf and on behalf of any of its Affiliates, shareholders, creditors and other parties in interest (collectively, the “Purchaser Releasing Parties”), knowingly, voluntarily and unconditionally releases, forever discharges, and covenants not to sue Seller or any of Seller’s Affiliates, predecessors, successors, parents, subsidiaries and current, former and future Representatives, from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, actual or potential, suspected or unsuspected, fixed or contingent, that Purchaser or any Purchaser Releasing Party has or may have, now or in the future, arising out of, relating to or resulting from any right to payments or other compensation, act of commission or omission, errors, negligence, strict liability, breach of contract, right to indemnification (whether pursuant to an entity’s charter documents or otherwise), tort, violations of law, matter or cause whatsoever from the beginning of time to the Closing Date, including any claim or cause of action based on any theory of successor liability; provided, however, that such release shall not cover any claims against Seller or arising as a result of any breach by Seller of a specific obligation under this Agreement.  In the event of any suit, claim, demand or other action brought against Seller or any of its Affiliates by a Purchaser Releasing Party, Seller or such Affiliate may file a copy of this release with Seller’s or such Affiliate’s motion to dismiss, request for summary judgment or motion seeking similar relief and no Purchaser Releasing Party may object thereto.

6.6.          Sufficiency of Working Capital

At all times during the term of the Temporary Manufacturing and Supply Agreement, Seller shall maintain a level of working capital (consisting of cash, cash equivalents and inventory) as shall be necessary or desirable in the judgment of Seller’s board of directors to enable Seller to meet and discharge its obligations arising pursuant to the Temporary Supply Agreement including, without limitation, and for the avoidance of doubt, maintaining an adequate level of inventory of the necessary products, materials and supplies, and maintaining an adequate workforce, as shall be reasonably necessary to fulfill Purchaser’s orders for products on or before each scheduled delivery date.  To facilitate Seller’s maintenance of sufficient working capital, Purchaser will pay all invoices for product purchased pursuant to the Temporary Manufacturing and Supply Agreement and delivered on or before the scheduled delivery date within fifteen (15) Business Days following the delivery of each such order by wire transfer of immediately available funds to an account designated by Seller.

6.7.          Deferred Purchased Intellectual Property.

(a)  Seller shall at Seller’s expense diligently maintain all of the Deferred Purchased Intellectual Property in effect to and through the effective date of transfer of title thereto to Purchaser and during such time shall pay all legal costs, filing fees, renewal fees, etc. necessary to prosecute the completion of any registrations thereof currently underway or to maintain in effect any registrations thereof currently in existence or hereafter obtained.  In order to avoid missed deadlines arising out of the transition of ownership, unless otherwise agreed by Purchaser in any given case Seller shall prepare and file prior to the due date of the Final Earn-Out Payment, all documents that are due to be filed with any patent or trademark office or agency with respect to Deferred Purchased Intellectual Property either prior to or within thirty (30) days after the due date of the Final Earn-Out Payment.  Prior to the due date of the Final Earn-Out Payment, Seller shall furnish Purchaser with all reasonably requested information and cooperation with respect to the prosecution, maintenance and final transfer of Deferred Purchased Intellectual Property, including furnishing Purchaser upon request with copies of any past, current or prospective filings, office actions, written communications with patent or trademark offices or agencies, written communications with intellectual property counsel, schedules of upcoming filing deadlines, etc. regarding Deferred Purchased Intellectual Property; shall permit Purchaser to confer with Seller’s intellectual property counsel regarding the same; and shall respond to any office actions or similar proceedings as Purchaser shall reasonably request.  For avoidance of doubt, Seller’s obligations under Section 11.4 include the obligation to execute and deliver documents further confirming the transfer of the Deferred Purchased Intellectual Property form suitable for filing and recording in each relevant jurisdiction.

(b)  Seller shall not sell, convey, hypothecate, grant or suffer to exist a Security Interest in, any of the Deferred Purchased Intellectual Property, and shall promptly obtain the release of any Security Interest therein that may arise by operation of law or otherwise; provided that the Security Interest of Seller’s senior secured lender shall not constitute a breach of this covenant if such Security Interest has been subordinated to Purchaser’s rights as described in Section 7.3.

7.	CONDITIONS PRECEDENT TO PURCHASER’S OBLIGATION TO CLOSE

Purchaser’s obligation to effect the Closing and to take the other actions required to be taken by Purchaser at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Purchaser, in whole or in part):

7.1.          Accuracy of Representations; Performance by Seller

(a)           The representations and warranties of Seller in this Agreement and the Disclosure Schedules (without giving effect to any updates, supplements or additions to the Disclosure Schedules delivered hereunder except for any such updates supplements or additions that have been accepted by Purchaser pursuant to Section 5.10 hereof) and in any of the Transaction Documents shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date).

(b)           At or prior to the Closing, Seller shall have fully performed or complied with the covenants and obligations that Seller is required to perform or comply with pursuant to this Agreement and each of the Transaction Documents.

7.2.          Additional Documents

Seller must have delivered each of the following additional executed documents:

(a)           the Temporary Manufacturing and Supply Agreement;

(b)           the Bill of Sale;

(c)           the Assignment and Assumption Agreement;

(d)           the Nonexclusive IP License described in the definition of Acquired Intellectual Property;

(e)           the Deferred Purchased IP License described in the definition of Acquired Intellectual Property;

(f)           such other instruments and documents as may be reasonably requested by Purchaser to complete the transfer of the Acquired Assets and the Assumed Liabilities, each in form and substance satisfactory to Purchaser;

(g)          a certificate executed by Seller confirming that each of the representations and warranties of Seller in this Agreement and in the Transaction Documents were accurate in all respects as of the date of this Agreement and are accurate as of the Closing Date as if made on the Closing Date;

(h)          a certificate executed by Seller certifying that the conditions set forth in this Section 7 have been satisfied; and

(i)           a certificate of an officer of Seller as to the incumbency of its officers, certifying and attaching a copy of a certificate evidencing the organization and good standing of the Seller as of a date no earlier than five (5) Business Days prior to the Closing Date, and certifying and attaching copies of the resolutions adopted by the board of directors and shareholders of Seller with respect to the Contemplated Transactions.

7.3.          Release of Security Interests; Subordination and Consent to Transfer

Seller shall have satisfied all obligations owed to its creditors necessary to obtain a complete release of the Acquired Assets from all Security Interests, and otherwise permit Purchaser to obtain the Nonexclusive IP License and the Deferred Purchased IP License free and clear of any security interests, and marketable title to the other Acquired Assets or, at Purchaser’s option, shall have obtained and provided to Purchaser releases from such creditors, in form and substance satisfactory to Purchaser, which contain release information with respect to the requirements for the release of all such Security Interests on and as of the Closing Date and an agreement by such creditors to execute and record releases of the Acquired Assets upon compliance therewith. With respect to the Nonexclusive IP License and the Deferred Purchased IP License, Seller shall have obtained from its senior secured lender, for the express benefit of Purchaser, a written subordination agreement, subordinating the lender’s Security Interest in the Intellectual Property licensed thereunder, to Purchaser’s rights as licensee under the licenses, such that Purchaser’s rights as licensee shall survive unchanged notwithstanding any foreclosure or other exercise of the lender’s rights with respect to such Security Interests.  Furthermore, Seller shall have obtained a written undertaking of such lender, for the express benefit of Purchaser, to release its Security Interest in the Deferred Purchased Intellectual Property upon receipt of the Final Earn-Out Payment by Seller (or by the lender, if the lender is then entitled to receive such payment) and to convey to Purchaser any other interest in the Deferred Purchased Intellectual Property which the lender may have at the time the Final Earn-Out Payment is received, whether such interest in the Deferred Purchased Intellectual Property was obtained via foreclosure, by transfer or acceptance in lieu of foreclosure, or otherwise.

7.4.          No Proceedings

No Proceeding shall be threatened or commenced (i) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (ii) that may have the effect of preventing, delaying or making illegal any of the Contemplated Transactions.

7.5.          No Claim Regarding Ownership or Sale Proceeds

There must not have been made or threatened by any Person any claim asserting that such Person (i) has any interest in or right to acquire the Acquired Assets or the Assumed Liabilities, or (ii) is entitled to all or any portion of the Purchase Price.

7.6.          No Material Adverse Effect

There must not have been any Material Adverse Effect, and no event shall have occurred or circumstance exist that would reasonably be expected to result in such a Material Adverse Effect.

7.7.          Required Consents

All Required Approvals listed in Schedule 5.4 shall have been obtained and shall be in full force and effect.

7.8.          No Prohibition

Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene or conflict with, or result in a material violation of, or cause Purchaser or any Person affiliated with Purchaser to suffer any material adverse consequence under, (i) any applicable Legal Requirement or Order, or (ii) any Legal Requirement or Order that has been published, introduced, or otherwise formally proposed by or before any Governmental Body.

7.9.          Due Diligence

Representatives of Purchaser shall have completed the due diligence review of the operations, condition (financial and other), prospects, assets and liabilities of, and other matters related to, Seller and the Business to Purchaser’s satisfaction.

7.10.        Assignment of Contracts

Representatives of Purchaser shall have met with Representatives of HPG to discuss the Contemplated Transaction and confirmed the willingness of HPG to (i) continue to be a customer of the Business following the Closing Date and (ii) work cooperatively with Seller and Purchaser to [***] prior to the Closing Date.  Seller shall have obtained the necessary consents to the assignment to Purchaser of the Purchasing Agreement by and between Seller and HPG, dated February 1, 2010, and shall have [***].

8.	CONDITIONS PRECEDENT TO THE SELLER’S OBLIGATION TO CLOSE

Seller’s obligation to effect the Closing and to take the other actions required to be taken by Seller at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Seller, in whole or in part):

8.1.          Accuracy of Representations; Purchaser’s Performance

(a)           The representations and warranties of Purchaser in this Agreement and in the Transaction Documents shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of each such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall be true and correct only as of such date).

(b)           At or prior to the Closing, Purchaser shall have fully performed or complied with the covenants and obligations that Purchaser is required to perform or comply with pursuant to this Agreement.

8.2.          Additional Documents

Purchaser must have delivered each of the following additional executed documents to Seller:

(a)           the Temporary Manufacturing and Supply Agreement;

(b)           the Bill of Sale;

(c)           the Assignment and Assumption Agreement;

(d)           a certificate executed by Purchaser confirming that each of the representations and warranties of Purchaser in this Agreement and in the Transaction Documents were accurate in all respects as of the date of this Agreement and are accurate in all respects as of the Closing Date as if made on the Closing Date;

(e)           a certificate executed by Purchaser certifying that the conditions set forth in Section 8 have been satisfied; and

(f)           a certificate of the Secretary of Purchaser as to the incumbency of its officers and certifying and attaching a copy of the resolutions adopted by the board of directors of Purchaser with respect to the Contemplated Transactions.

8.3.          No Injunction

There must not be in effect any Legal Requirement or any injunction or other Order that prohibits the Contemplated Transactions.

9.            TERMINATION

9.1.          Termination Events

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a)           by Purchaser, on the one hand, or Seller, on the other hand, if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived or cured within fifteen (15) days of such material breach, and the Party seeking to terminate is not in breach of any provision of this Agreement;

(b)           (i) by Purchaser if any of the conditions in Section 7 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before the Closing Date; or (ii) by Seller if any of the conditions in Section 8 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement), and Seller has not waived such condition on or before the Closing Date;

(c)           by mutual consent of each of the Parties;

(d)           by Purchaser, on the one hand, or Seller, on the other hand, if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before March 30, 2012, or such later date as the Parties may agree upon.

9.2.          Effect of Termination

Each Party’s right of termination under Section 9.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement will terminate, except that the obligations in Section 6.4(a) (as it relates to this Agreement) and Section 11, will survive; provided, however, that if this Agreement is terminated by a Party because of the breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

10.           INDEMNIFICATION; REMEDIES

10.1.        Survival

All representations, warranties, covenants and obligations in this Agreement, the other Transaction Documents, the Disclosure Schedules, the certificates delivered pursuant hereto, and any other certificate or document delivered pursuant to the Transaction Documents will survive the Closing.  The right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or obligation, except that Purchaser shall make no claim after the Closing Date with respect to facts disclosed in a Schedule hereto, if Purchaser elects to close the Contemplated Transactions notwithstanding such disclosure.  The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants and obligations.

10.2.        Indemnification and Payment of Damages by Seller

Seller will indemnify, defend and hold harmless Purchaser and Purchaser’s Representatives, shareholders, controlling persons and Affiliates (collectively, the “Purchaser Indemnified Parties”) for, and will pay to the Indemnified Persons the amount of, any loss, Liability, claim, damage (including incidental and consequential damages), expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:

(a)           any breach of any representation or warranty made by Seller in this Agreement, the other Transaction Documents, the Disclosure Schedules or any other certificate or document delivered by Seller pursuant to the Transaction Documents;

(b)          any breach by Seller of any covenant, agreement or obligation of Seller in any Transaction Document;

(c)           any of the Excluded Assets;

(d)           any of the Excluded Liabilities;

(e)           any Security Interest attached to the Acquired Assets in existence as of the Effective Time;

(f)           any Proceeding against Seller or the Business pending as of the Effective Time or arising out of actions or circumstances in existence prior to the Effective Time; or

(g)           any Proceeding against Seller, Purchaser or the Business initiated by any Core Customer or any of Seller’s creditors, shareholders or any other Person relating to, arising out of or challenging the Contemplated Transactions.

10.3.        Time Limitations; Limitation on Amount

(a)           If the Closing occurs, Seller will not have any liability (for indemnification or otherwise) with respect to the Operational Representations, unless on or before the  due date of the Third Earn-Out Payment, Purchaser notifies Seller of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by Purchaser; a claim with respect to any Fundamental Representation, or a claim for indemnification or reimbursement based upon any other provision of this Agreement or any Transaction Document, or any covenant or obligation, that is to be performed and complied by Seller after the Closing Date pursuant to any Transaction Documents, may be made at any time.

(b)           Seller’s aggregate maximum liability for Damages with respect to a claim for indemnification or reimbursement based on a breach of this Agreement or any of the Transaction Documents shall be limited to and shall not exceed, in the aggregate, (i) with respect to the Operational Representations, the amount of the Closing Cash Payment, and (ii) with respect to the Fundamental Representations, the Purchase Price.  No amount shall be payable by Seller unless and until the aggregate amount of all claims for indemnification by the Purchaser Indemnified Parties hereunder shall equal $50,000, in which case the Purchaser Indemnified Parties shall be entitled to seek compensation for the full amount of all such claims.  The foregoing limitations shall not apply to any claim based on fraud, intentional misconduct or intentional misrepresentation by Seller in connection with this Agreement or any claim relating to any of the Excluded Liabilities.

(c)           The foregoing provisions will not limit the ability of Purchaser to assert any rights or remedies provided for under the Temporary Manufacturing and Supply Agreement which shall be in addition to the remedies provided for under this Agreement.

10.4.        Procedure for Indemnification – Third Party Claims

(a)           Promptly after receipt by a Purchaser Indemnified Party of notice of the commencement of any Proceeding against it, such Purchaser Indemnified Party will, if a claim is to be made against Seller, give notice to Seller of the commencement of such claim, but the failure to notify Seller will not relieve Seller of any liability that it may have to any Purchaser Indemnified Party, except to the extent that Seller demonstrates that the defense of such action is prejudiced by the Purchaser Indemnified Party’s failure to give such notice.

(b)           If any Proceeding is brought against a Purchaser Indemnified Party and it gives notice to Seller of the commencement of such Proceeding, Seller will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the Purchaser Indemnified Party is also a party to such Proceeding and determines in good faith that joint representation would be inappropriate, or (ii) Seller fails to provide reasonable assurance to the Purchaser Indemnified Party of Seller’s financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel reasonably satisfactory to the Purchaser Indemnified Party and, after notice from Seller to the Purchaser Indemnified Party of Seller’s election to assume the defense of such Proceeding, Seller will not, as long as it diligently conducts such defense, be liable to the Purchaser Indemnified Party under this Section 10 for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Purchaser Indemnified Party in connection with the defense of such Proceeding, other than reasonable costs of investigation; provided, however, that if Seller assumes the defense of such Proceeding, Seller shall be deemed to have assumed full responsibility for all Damages resulting from such Proceeding and any subsequent claims or Proceedings relating to or arising from the matters at issue in such Proceeding.  Notwithstanding the foregoing, even if Seller assumes the defense of such Proceeding, the Purchaser Indemnified Party will have the right, at its own expense, to participate in, and review and comment on the documentation relating to, the defense of such Proceeding. If Seller assumes the defense of a Proceeding, (i) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification pursuant to this Agreement; (ii) no compromise or settlement of such claims may be effected by Seller without the Purchaser Indemnified Party’s consent; and (iii) the Purchaser Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without its consent.  If notice is given to Seller by a Purchaser Indemnified Party of the commencement of any Proceeding and Seller does not, within ten (10) days after such notice is given, give notice to the Purchaser Indemnified Party of its election to assume the defense of such Proceeding, Seller shall automatically be deemed to have forfeited the right to assume the defense of such claim and will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Purchaser Indemnified Party which may be effected without Seller’s consent.

(c)           Notwithstanding the foregoing, if a Purchaser Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding seeks material prospective relief which, if granted, may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Purchaser Indemnified Party may, by notice to Seller, assume the exclusive right to defend, compromise or settle such Proceeding, but Seller will not be bound by any compromise or settlement effected without its consent (which consent may not be unreasonably withheld, conditioned or delayed).

(d)           The Parties hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Purchaser Indemnified Party for purposes of any claim that a Purchaser Indemnified Party may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on such Persons with respect to such a claim anywhere in the world.

10.5.        Procedure for Indemnification – Other Claims

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to Seller by a Purchaser Indemnified Party.

10.6.        Holdback; Satisfaction of Losses.

Subject to Section 10.3:

(a)           The Holdback Amount shall be used to satisfy any Damages of any Purchaser Indemnified Party for which an indemnification notice under this Section 10 shall have been delivered on or prior to the due date of the Final Earn-Out Payment.  On the due date of Earn-Out Payment #3, the Purchaser shall pay to Seller an amount equal to (i) twenty-five percent (25%) of the Holdback Amount, minus (ii) any amounts previously paid or currently payable from the Holdback Amount to a Purchaser Indemnified Party for satisfaction of Final Determinations, and minus (iii) the Pending Claim Holdback Amount as of that date.  If the result of the foregoing calculations is zero or a negative figure, Purchaser shall not pay any amount to Seller under this paragraph, and the portion of any Pending Claim Holdback Amount that is not offset against the Holdback release, together with any unsatisfied amount owing under a Final Determination, shall be rolled over for offset against subsequent Holdback releases.

Likewise, on each of the respective due dates of Earn-Out Payment #4 and Earn-Out Payment #5,  the Purchaser shall pay to Seller an amount equal to (i) twenty-five percent (25%) of the Holdback Amount, minus (ii) any amounts previously paid or currently payable from the Holdback Amount to a Purchaser Indemnified Party for satisfaction of Final Determinations and not offset against previous Holdback releases, and minus (iii) the Pending Claim Holdback Amount as of that date.  If the result of the foregoing calculations is zero or a negative figure, Purchaser shall not pay any amount to Seller under this paragraph, and the portion of any Pending Claim Holdback Amount that is not offset against the Holdback release, together with any unsatisfied amount owing under a Final Determination, shall be rolled over for offset against subsequent Holdback releases.

On the due date of the Final Earn-Out Payment,  the Purchaser may offset against the remaining Holdback component of the  Final Earn-Out payment an amount equal to (i) any amounts previously paid from the Holdback Amount to a Purchaser Indemnified Party for satisfaction of Final Determinations and not offset against previous Holdback releases, plus (ii) any amount currently payable as a result of a Final Determination, plus (iii) the Pending Claim Holdback Amount as of that date, but the offset described in this paragraph shall not exceed 25% of the Holdback Amount.  Additional offsets on account of unsatisfied Final Determinations are provided for separately in paragraph (b) below.

The Pending Claim Holdback Amount shall be held as security and used by Purchaser to satisfy any such disputed claims on a dollar-for-dollar basis.  If there is a Final Determination that no Purchaser Indemnified Party is entitled to any portion of the Pending Claim Holdback Amount or any portion of the Pending Claim Holdback Amount is not used to set-off against any such pending claims (the “Pending Claim Holdback Excess”), the Pending Claim Holdback Excess shall be payable at such time to Seller.  If there is a Final Determination pursuant to this Section 10 that a Purchaser Indemnified Party is entitled to an amount exceeding the Pending Claim Holdback Amount, Seller shall pay such deficient amount to the Purchaser Indemnified Party subject to the limitations set forth in Section 10.3.

(b)           Any indemnification obligations owed to a Purchaser Indemnified Party shall be satisfied first by set-off against the Holdback Amount or the Pending Claim Holdback Amount, as applicable, by reducing the Holdback Amount or the Pending Claim Holdback Amount, as applicable, on a dollar-for-dollar basis by the amount of such indemnification obligations, unless or until the Holdback Amount, or Pending Claim Holdback Amount, if applicable, has been reduced to zero.  Once the Holdback Amount and the Pending Claim Escrow Amount has been reduced to zero, any remaining indemnification owing to a Purchaser Indemnified Party pursuant to this Section 10 shall be satisfied by set-off against any Earn-Out Payments not yet paid, and if such set-off is insufficient to discharge the remaining indemnification obligation, such obligation shall be effected by payment within fifteen (15) Business Days after the Final Determination thereof by wire transfer of immediately available funds from Seller to an account designated in writing by the Purchaser Indemnified Party.

10.7.        Tax Treatment

Any payments made by Seller to satisfy indemnification obligations under this Section 10 shall be treated as an adjustment to the Purchase Price for Federal income tax purposes.

11.          GENERAL PROVISIONS

11.1.        Expenses

Except as otherwise expressly provided in this Agreement, each Party will bear its own expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement, the other Transaction Documents and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel and accountants (whether consummated or not).  In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party.

11.2.        Public Announcements

No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement or the Contemplated Transactions without the prior written approval of the other Party, except that either Seller, on the one hand, or the Purchaser, on the other hand, upon prior written notice to the other, may make any public disclosure it believes in good faith is required by applicable law, or any listing or trading agreement concerning the publicly-traded securities of any Affiliate of Purchaser or Seller.

11.3.        Notices

All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand (with written confirmation of receipt), (ii) sent by telecopier (with machine generated confirmation of receipt), or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a Party may designate by notice to the other Parties):

If to Seller:

Core Oncology, Inc.
7525 SE 24th Street
Suite 650
Mercer Island, WA  98040
Attention:          Travis Gay
Chief Executive Officer
Telecopier:         206-926-2300

with a copy to:

DLA Piper
701 Fifth Avenue
Suite 7000
Seattle, WA 98104
Attention:  Asher Bearman or Trenton Dykes

and to:

EverBank
501 Riverside Avenue
Suite 900
Jacksonville, FL  32202
Attention:          Michael Brown or William Gulliford III
Telecopier:         904-623-7030

If to the Purchaser, to:

Theragenics Corporation
5203 Bristol Industrial Way
Buford, GA 30518
Attention:          Francis J. Tarallo
Chief Financial Officer
Telecopier:         (678) 482-4909

with a copy to:

Bryan Cave LLP
One Atlantic Center, Fourteenth Floor
1201 West Peachtree Street, N.E.
Atlanta, Georgia  30309-3488
Attention:          Rick Miller
Telecopier:         (404) 420-0787

11.4.        Further Assurances

If, at any time after the Effective Time, Purchaser shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in Purchaser its right, title or interest in, to or under any of the Acquired Assets or Assumed Liabilities, or (ii) otherwise carry out the provisions of this Agreement, Seller, and its Representatives, shall be deemed to have granted to Purchaser an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such Acquired Assets and Assumed Liabilities in Purchaser and otherwise to carry out the provisions of this Agreement, and the Representatives of the Purchaser are authorized in the name of Seller or otherwise to take any and all such action.

11.5.        Waiver

The rights and remedies of the Parties are cumulative and not alternative.  Neither the failure nor any delay by any Party in exercising any right, power or privilege under the Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by applicable Legal Requirement, (i) no claim or right arising out of the Transaction Documents can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by each other Party; (ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in the Transaction Documents.

11.6.        Entire Agreement and Modification

This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes (along with the Transaction Documents and other documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter, with the exception of that certain Confidentiality Agreement between Purchaser and Seller dated October 24,  2011, which shall remain in full force and effect in accordance with its terms until the Effective Time.  This Agreement may not be amended except by a written agreement executed by each of the Parties.

11.7.        Disclosure Schedules

(a)           The disclosures in the Disclosure Schedules relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement unless it is clear on its face that such disclosures relate to such other representation or warranty.

(b)           In the event of any inconsistency between the statements in the body of this Agreement and those in the Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

(c)           No due diligence conducted by Purchaser shall limit or be used as a defense by Seller with respect to any claim of breach of a representation, warranty or covenant by Seller under any Transaction Document.

11.8.        Assignments, Successors, and No Third-Party Rights

No Party may assign all or any portion of its rights under this Agreement without the prior written consent of the other Parties, except that Purchaser may assign any of its rights under this Agreement to any Affiliate of Purchaser without the consent of Seller.  This Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

11.9.        Severability

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.  Upon a determination that any term or provision of this Agreement is illegal, invalid or incapable of being enforced, Purchaser and Seller shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the Contemplated Transactions may be fulfilled to the greatest extent possible.

11.10.      Time of Essence

With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

11.11.      Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

(a)           This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, irrespective of the principal place of business, residence or domicile of the Parties, and without giving effect to otherwise applicable principles of conflicts of law.  Any Proceeding arising out of or relating to this Agreement shall be instituted, heard and determined exclusively in any federal court or in any state court located in Delaware, and each Party hereby waives any objection that such Party may now or hereafter have to the laying of the venue of any such Proceeding, and hereby irrevocably and unconditionally submits to the jurisdiction of any such court.  Any and all service of process and any other notice in any such Proceeding shall be effective against any Party if given as provided in Section 11.3.  Nothing herein contained shall be deemed to affect the right of any Party to serve process in any other manner permitted by applicable Legal Requirement.

(b)           Each Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, trial by jury in any suit, action or Proceeding arising under this Agreement or any other Transaction Document.

11.12.      Specific Performance

Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement or any of the other Transaction Documents and to enforce specifically this Agreement, any other Transaction Document, the terms and provisions hereof and of any other Transaction Document in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity.

11.13.      No Strict Construction

  The language used in this Agreement will be deemed to be the language jointly chosen by the Parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person.  No provision of this Agreement will be interpreted in favor of, or against, any of the Parties by reason of the extent to which either such Party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

11.14.      Use of Name

Purchaser agrees that it will, as of the Closing Date and thereafter, refrain from adopting or using the words “Core Oncology” or any derivative thereof in association with any trade or business carried on by Purchaser after the Closing Date except as otherwise expressly permitted pursuant to this Section 11.14.  Seller, to the extent it has rights thereto, grants Purchaser a non-exclusive license to use the words “Core Oncology” or any derivative thereof and associated logos, UPC codes, trademarks, etc., for the purpose of disposing of or realizing the use, benefit, or value of any Acquired Inventory, and “Products” (as that term is defined under the Temporary Manufacturing and Supply Agreement) that may have been labeled, packaged, or otherwise associated with such words.  Such non-exclusive license shall be for a term beginning on the Closing Date and ending on the earlier of (i) the sale by Purchaser of goods using such labels and/or packaging materials, or (ii) the one (1) year anniversary of the Closing Date.

11.15.      Appendices, Exhibits and Schedules

The Appendices, Exhibits and Schedules constitute a part of this Agreement and are incorporated into this Agreement for all purposes.

11.16.      Counterparts

This Agreement may be executed in one or more counterparts (including by .pdf or facsimile), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.17.      Acquired Equipment/Additional Equipment

(a)           Purchaser and its approved contractors (approval not to be unreasonably withheld by Seller), shall be granted reasonable access during normal business hours to Seller’s premises where any Acquired Equipment is located for the purpose of disassembling the Acquired Equipment and the removal thereof from such premises.  Such work shall be done in a workmanlike manner and in compliance with all applicable Legal Requirements.  The removal of any Acquired Equipment and completion of associated work shall be done at the cost and expense of Purchaser and any such costs and expenses shall be in addition to the Purchase Price.  Seller shall assist and provide direction to Purchaser and Purchaser’s agents in preparing any Acquired Equipment for disassembly, removal, crating and shipping on common carriers.  Seller shall provide a list of approved contractors and assist Purchaser in making arrangements with contractors selected by Purchaser to complete the work.

(b)           Seller shall keep any Acquired Equipment insured until the Closing Date and until it is no longer used by Seller to perform its obligations under the Temporary Manufacturing and Supply Agreement.

(c)           All damage, other than ordinary wear and tear, incurred to Seller’s premises resulting from the removal of any Acquired Equipment shall be repaired by and at the expense of Purchaser.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed and delivered this Asset Purchase Agreement as of the date first written above.

PURCHASER:

Theragenics Corporation

By:	/s/ Frank Tarallo
Name: Frank Tarallo
Title: Chief Financial Officer

SELLER:

Core Oncology, Inc.

By:	/s/ Travis Gay
Name: Travis Gay
Title: President and Chief Executive Officer

SUBJECT SHAREHOLDER:

/s/ Travis Gay
Name: Travis Gay

Execution Page
Core Asset Purchase Agreement

Annex I

Definitions

“Accounting Firm” – means an independent accounting firm having no material relationship with Purchaser or Seller and mutually agreed upon by Purchaser and Seller.

“Acquired Assets” – means the following assets associated with the Business:

(a)           all Contracts listed on Schedule 3.12(c) hereto (the “Acquired Contracts”);

(b)           a list on Schedule 3.13(a) of all Core Customers and all other customers who have purchased products and services of the Business at any time during the 18 month period prior to and ending on the Closing Date, regardless of whether or not such purchases were pursuant to a contract, open purchase order or other arrangement (the “Customer List”);

(c)           the inventory listed on Schedule 3.5 hereto (the “Acquired Inventory”);

(d)           the equipment and machinery listed on Schedule 3.5 hereto, including the assets listed on Schedule 3.5 related to the packaging technologies, together with any express or implied warranty by the manufacturers or sellers of any item or component part thereof and all maintenance records and other documents relating thereto (the “Acquired Equipment”);

(e)           the Acquired Intellectual Property, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the Legal Requirements of all jurisdictions;

(f)           all refunds, rights of set off, and rights of recoupment with respect to the Acquired Assets and Assumed Liabilities;

(g)           all Governmental Authorizations with respect to the Acquired Assets and Assumed Liabilities, to the extent transferable;

(h)           all books, files, documents, studies, reports and other printed or written materials with respect to the Acquired Assets, the Assumed Liabilities and the Acquired Intellectual Property (the “Business Records”);

(i)            insurance benefits, including rights and proceeds, arising from or relating to the Acquired Assets and the Assumed Liabilities prior to the Effective Time; and

(j)           claims of Seller against third parties relating to the Acquired Assets, whether choate or inchoate, known or unknown, contingent or non-contingent;

(k)           all marketing collateral, promotional items and similar items related to the Acquired Assets and the products of the Business;

Annex I-1	Core Asset Purchase Agreement

provided, however, that notwithstanding the foregoing, the Acquired Assets shall not include the following assets (the following referred to as the “Excluded Assets”) unless specifically included on a schedule to this Agreement:

(l)           any owned or leased real property of Seller including, for the avoidance of doubt, Seller’s manufacturing facility located in Oklahoma City, Oklahoma;

(m)         those assets of the Seller that do not relate to, or are not used in the conduct of, the Business;

(n)           all Contracts other than the Acquired Contracts;

(o)           all equipment and machinery other than the Acquired Equipment, including, for the avoidance of doubt, any prostate seed manufacturing equipment owned or leased by Seller;

(p)           all inventory other than the Acquired Inventory;

(q)           all intellectual property rights other than the Acquired Intellectual Property;

(r)           all cash and cash equivalents held by Seller;

(s)           all accounts receivable held by Seller;

(t)           all bank accounts of Seller;

(u)          any rights or interests in and with respect to any Company Plan;

(v)          any rights or interests in any personal property leases, loans, advances, indentures, mortgages, lines of credit, instruments, Security Interests, guaranties or other similar arrangements constituting Indebtedness of Seller to third parties;

(w)          the Organizational Documents, qualifications to conduct business as a foreign entity, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, stock certificates, original Tax Returns and other documents relating to the organization, maintenance and existence of Seller; and

(x)           any and all of the rights of Seller under this Agreement and the other Transaction Documents.

“Acquired Contracts” – see definition of Acquired Assets.

“Acquired Equipment” – see definition of Acquired Assets.

Annex I-2	Core Asset Purchase Agreement

“Acquired Intellectual Property” – means rights, as described below, in (i) all Intellectual Property that is used by Seller in the Business as of the Closing Date or has been used in the Business since January 1, 2009, including, without limitation, all the Trademarks listed in Schedule 3.16 (being referred to herein as the “Business Trademarks”) and all Intellectual Property rights associated therewith; (ii) the Domain Names set forth on Schedule 3.16; (iii) all Intellectual Property rights of Seller in and to the Acquired Equipment, the design thereof or the method of use thereof, subject to the conditions in this definition below; and (iv) any and all Intellectual Property rights of Seller in and to the formulation or composition of, or methods of manufacture of, the brachytherapy products marketed under any of the Business Trademarks.  The Acquired Intellectual Property consists of four categories: Closing Purchased Intellectual Property, Nonexclusive Intellectual Property, Deferred Purchased Intellectual Property, and the ProstaSeed Mark, as follows:

“Closing Purchased Intellectual Property” consists of all Acquired Intellectual Property that is operative or enforceable within North America (United States, Canada and Mexico) and relates to Seller’s C-20 cartridge line (including the C-20 flat pack) and all Acquired Intellectual Property that relates to Seller’s Isoloader product line, including the Isoloader console and software and all Isoloader-related modules, accessories and similar products such as the IsoStrand strand loading module and the IsoCheck and IsoCartridge products; Seller will transfer clear title to the Closing Purchased Intellectual Property to Purchaser at Closing.

“Nonexclusive Intellectual Property” consists of  all Acquired Intellectual Property, such as  the rights in any methods of manufacture, formulations, or compositions of any products marketed under the Business Trademarks, or in the designs or methods of use of any of the Acquired Equipment, where such methods, formulations, compositions, or designs are not used exclusively in the Business but are also used in the manufacture of other existing products of Seller or any of its Affiliates; Seller shall grant to Purchaser at Closing a worldwide, royalty-free, perpetual, irrevocable, unrestricted, transferable and sublicenseable license (the “Nonexclusive IP License”) to such Nonexclusive Intellectual Property, which shall be evidenced by a license agreement in a form satisfactory to Purchaser to be delivered on the Closing Date, reasonably describing the Nonexclusive Intellectual Property and granting the above license rights therein to Purchaser.

“Deferred Purchased Intellectual Property” consists of all of the Acquired Intellectual Property that is not either Closing Purchased Intellectual Property, nor Nonexclusive Intellectual Property, nor the ProstaSeed Mark. Without limiting the generality of the foregoing, the Deferred Purchased Intellectual Property specifically includes, among other things, the worldwide rights outside North America to the entire C-20 cartridge product line and the entire Isoloader product line described above.  Seller’s transfer of clear title to the Deferred Purchased Intellectual Property to Purchaser pursuant to the Bill of Sale shall expressly be effective only upon receipt of the Final Earn-Out Payment.  At Closing, Seller will grant to Purchaser a worldwide, exclusive, royalty-free, perpetual, irrevocable, unrestricted, transferable and sublicenseable license (the “Deferred Purchased IP License”) to such Deferred Purchased Intellectual Property, which shall be evidenced by a license agreement in a form satisfactory to Purchaser to be delivered on the Closing Date, reasonably describing the Deferred Purchased Intellectual Property and granting the above license rights therein to Purchaser.  The license may provide that upon a default by Purchaser in making any of the Earn-Out payments hereunder, which is not cured within thirty (30) days after written notice to Purchaser reasonably describing the default, Seller shall be entitled to declare the Deferred Purchased Intellectual Property License nonexclusive and to pursue the grant of other nonexclusive licenses to the Deferred Purchased Intellectual Property to third parties; provided that once Purchaser cures its default, Purchaser’s license shall once again become exclusive, subject only to the continued existence of any nonexclusive rights granted by Seller during the nonexclusive period.

Annex I-3	Core Asset Purchase Agreement

The “ProstaSeed Marks” consists of the Trademark “ProstaSeed” (including all typographical or graphic renditions thereof) and all registrations thereof and applications for registration throughout the world, for brachytherapy seeds.  The ProstaSeed Marks shall be licensed to Purchaser under the Deferred Purchased IP License, with special provisions relating to the ProstaSeed Marks as follows: (a) the license to the ProstaSeed Marks will expire upon receipt of the Final Earn-Out Payment, or upon the expiration of the Temporary Manufacturing and Supply Agreement, whichever occurs later; and (b) upon expiration of the license to the ProstaSeed Marks, the ProstaSeed Marks will not be transferred to Purchaser but will remain the property of Seller.

“Acquired Inventory” – see definition of Acquired Assets.

“Acquisition Proposal” – as defined in Section 5.6.

“Affiliate” – used to indicate a relationship to a specified Person, firm, corporation, partnership, limited liability company, association or entity, and means any Person, firm, corporation, partnership, limited liability company, association or entity that, directly or indirectly or through one or more intermediaries, controls, is controlled by or is under common control with such Person, firm, corporation, partnership, limited liability company, association or entity.

“Agreement” – as defined in the first paragraph of this Agreement.

“Assignment and Assumption Agreement” – as defined in Section 2.1(b).

“Assumed Liabilities” – means Seller’s performance obligations that arise and become due and owing following the Effective Time under the Acquired Contracts; provided, however, that notwithstanding the foregoing, the Assumed Liabilities shall not include (the following referred to herein as the “Excluded Liabilities”):

(a)           any Liability of Seller with respect to any of the Excluded Assets;

(b)           any Liability of Seller for any Indebtedness of any nature whatsoever, whether or not reflected on the financial statements of Seller;

(c)           any Liability of Seller relating to any claim that the operation of the Business (or Seller’s other businesses) on or prior to the Closing Date or the consummation of the Contemplated Transactions violated any Legal Requirement or the rights of any third parties (under Contract, in tort or otherwise);

Annex I-4	Core Asset Purchase Agreement

(d)           any Liability arising out of or relating to products sold by Seller to the extent manufactured or sold prior to the Effective Time;

(e)           any Liability of Seller relating to employees of Seller, including but not limited to employee compensation, bonuses, commissions, incentive compensation, sick pay, vacation pay, severance pay, workers’ compensation and payroll and other employer-related withholding obligations and any entitlements due to any employees, whether by contractual obligation or normal business expectation, or pursuant to any stock appreciation or phantom stock plan or program;

(f)           Liabilities under the Acquired Contracts outstanding, or that relate to events or occurrences, prior to the Effective Time;

(g)           any Environmental Health and Safety Liabilities of Seller;

(h)           any Liability arising out of or relating to any grievance of any employee of Seller, whether or not the affected employees are hired by Purchaser;

(i)           any Liability arising out of any Proceeding pending as of the Effective Time;

(j)           any Liability arising out of any Proceeding commenced after the Effective Time and arising out of or relating to any occurrence or event happening prior to the Effective Time;

(k)           any Liability for Taxes, including (i) any Taxes arising as a result of Seller’s operation of the Business or ownership of the Acquired Assets prior to the Effective Time, (ii) any Taxes that will arise as a result of the sale of the Acquired Assets pursuant to this Agreement and (iii) any deferred Taxes of Seller of any nature;

(l)           any Liability arising under the violation of any Legal Requirement by Seller; or

(m)         other than the Assumed Liabilities, any other Liability of Seller, whether absolute, contingent or otherwise, known or unknown, accrued or unaccrued, asserted or unasserted, or otherwise.

“Base Amount” – means Four Million and No/100 Dollars ($4,000,000) (See Section 2.2(a)).

 “Best Efforts” – means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such result is achieved as expeditiously as possible; provided, however, that for purposes of this Agreement, “Best Efforts” will not be deemed to require a Person to undertake any extraordinary or unreasonable measures, including, without limitation, any payments with respect to any Acquired Contract that are material in the context of such Acquired Contract (or material on an aggregate basis as to all Acquired Contracts).

Annex I-5	Core Asset Purchase Agreement

“Bill of Sale” – as defined in Section 2.1(a).

“Breast Brachytherapy Business” – as defined in the Recitals.

“Business Day” – means any day except Saturday, Sunday or any day on which banks are generally not open for business in Atlanta, Georgia.

“Business” – as defined in the Recitals.

“Closing” – as defined in Section 2.4.

“Closing Cash Payment” – as defined in Section 2.2(a).

“Closing Date” – as defined in Section 2.4.

“Closing Purchased Intellectual Property” – See definition of Acquired Intellectual Property.

“COBRA” – means IRC Section 4980B and Part 6, Subtitle B of Title I of ERISA.

“Company Plans” – means all of the Employee Benefit Plans that are presently in effect or that have previously been in effect since December 31, 2008, for the benefit of current or former employees, officers, partners or consultants of the Business.

“Competing Business” – means any Person that is engaged in the business of manufacturing, distributing, marketing and selling brachytherapy seeds and related products for the treatment of prostate cancer.  For avoidance of doubt, the Breast Brachytherapy Business is not a Competing Business.

“Confidential Information” – means information with respect to the terms of the transactions contemplated by this Agreement and the other Transaction Documents, and trade secrets, discoveries, ideas, concepts, know-how, techniques, designs, specifications, data, computer programs pricing and customer information, interpretations, financial statements, forecasts, reports, records, plans, studies and other technical and business information of the disclosing party, whether in oral, written, graphic, electronic or other form as well as analyses, compilations, studies or other documents, whether or not prepared by the receiving party or its Representatives, which contain or otherwise reflect such information. Notwithstanding the foregoing, the following information shall not be Confidential Information: (i) information which has become generally available to the general public other than as a result of a disclosure by the receiving party or its Representatives, or (ii) information which becomes available to the receiving party on a non-confidential basis from a third party who was itself not prohibited from transmitting the information to the receiving party by a contractual, legal or fiduciary obligation.

“Consent” – means any approval, consent, ratification, waiver or other authorization (including any Governmental Authorization).

Annex I-6	Core Asset Purchase Agreement

“Contemplated Transactions” – means all of the transactions contemplated by this Agreement and the other Transaction Documents including but not limited to (i) the acquisition of the Acquired Assets and the assumption of the Assumed Liabilities by Purchaser from Seller, Purchaser’s exercise of control over the Business following the Closing, and the payment of the Purchase Price therefor; and (ii) the execution, delivery and performance of this Agreement and the other Transaction Documents.

“Contract” – means any agreement, contract, obligation, promise or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Core Customers” – means those prostate brachytherapy customers listed on Schedule 3.13 who, for the 18 month period prior to and ending on the Closing Date, have been and continue to be actively and regularly purchasing brachytherapy seeds used in the treatment of prostate cancer (both Pd-103 or I-125 seeds or both) from Seller pursuant to an existing contract, open purchase order or other established and ongoing course of dealing.

“Customer List”  – see definition of Acquired Assets.

“Damages” – as defined in Section 10.2.

“Deferred Purchased Intellectual Property” – See definition of Acquired Intellectual Property.

“Deferred Purchased IP License” – See definition of Acquired Intellectual Property.

“Disclosure Schedules” – as defined in Section 2.6.

“Domain Names” – see definition of Intellectual Property.

“Earn-Out Payment” – means any one of Earn-Out Payment #1, Earn-Out Payment #2, Earn-Out Payment #3, Earn-Out Payment #4, Earn-Out Payment #5, and the Final Earn-Out Payment.  “Earn-Out Payments” refers generically to any two or more of such payments, as the context requires.

“Earn-Out Payment #1” - means an amount equal to the result obtained by multiplying 66.66% of the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the three month period beginning on the first day of the month immediately following the month in which the Closing Date occurs and ending on the last day of the third month immediately following the month in which the Closing Date occurs, with the result reduced by (i) 10.00% of the Base Amount and (ii) 10.00% of the Threshold Amount.

“Earn-Out Payment #2” - means an amount equal to the result obtained by multiplying 66.66% of the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the three month period beginning on the first day of the fourth month immediately following the month in which the Closing Date occurs and ending on the last day of the sixth month immediately following the month in which the Closing Date occurs, with the result reduced by (i) 10.00% of the Base Amount, (ii) 10.00% of the Threshold Amount, and (iii) any unused carryforward of negative amounts from the calculation of Earn-Out Payment #1 as described in the final paragraph of Section 2.2.

Annex I-7	Core Asset Purchase Agreement

“Earn-Out Payment #3” - means an amount equal to the result obtained by multiplying 66.66% of the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the three month period beginning on the first day of the seventh month immediately following the month in which the Closing Date occurs and ending on the last day of the ninth month immediately following the month in which the Closing Date occurs, with the result reduced by (i) 20.00% of the Base Amount, (ii) 20.00% of the Threshold Amount, and (iii) any unused carryforward of negative amounts from the calculation of previous Earn-Out Payments as described in the final paragraph of Section 2.2.

“Earn-Out Payment #4” - means an amount equal to the result obtained by multiplying 66.66% of the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the three month period beginning on the first day of the tenth month immediately following the month in which the Closing Date occurs and ending on the last day of the twelfth month immediately following the month in which the Closing Date occurs, with the result reduced by (i) 20.00% of the Base Amount, (ii) 20.00% of the Threshold Amount, and (iii) any unused carryforward of negative amounts from the calculation of previous Earn-Out Payments as described in the final paragraph of Section 2.2.

“Earn-Out Payment #5” - means an amount equal to the result obtained by multiplying 66.66% of the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the three month period beginning on the first day of the thirteenth month immediately following the month in which the Closing Date occurs and ending on the last day of the fifteenth month immediately following the month in which the Closing Date occurs, with the result reduced by (i) 20.00% of the Base Amount, (ii) 20.00% of the Threshold Amount, and (iii) any unused carryforward of negative amounts from the calculation of previous Earn-Out Payments as described in the final paragraph of Section 2.2.

“Effective Time” – means 11:59 p.m. Eastern Time on the Closing Date.

“Employee Benefit Plans” – means any (i) nonqualified deferred compensation or retirement plan or arrangement, including any “employee pension benefit plan” (as defined in ERISA Section 3(2)), (ii) qualified defined contribution retirement plan or arrangement, including any “employee pension benefit plan”, (iii) qualified defined benefit retirement plan or arrangement, including any “employee pension benefit plan” (including any “multiemployer plan” (as defined in ERISA Section 3(37))), (iv) employee welfare benefit plan, including any “employee welfare benefit plan” (as defined in ERISA Section 3(1)), (v) fringe benefit plan or program, and (vi) each employment, severance, salary continuation or other contract, incentive plan, insurance plan arrangement, bonus plan and any equity plan or arrangement without regard to whether such plan, arrangement, program or contract exists under United States or any similar non-United States Legal Requirement.

“Environment” – means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, natural or artificial drainage systems, and wetlands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, biota, and any other environmental medium or natural resource.

Annex I-8	Core Asset Purchase Agreement

“Environmental, Health, and Safety Liabilities” – means any cost, damages, expense (including, but not limited to, engineering, consulting and laboratory fees and expenses), liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law, including, but not limited to, fines, penalties, financial responsibility for cleanup costs, corrective action, removal, remedial actions and response actions, and any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law or by Governmental Bodies or third-party claims or actions.  The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”).

“Environmental Law” – means any federal, state or local Legal Requirement (including but not limited to nuisance or trespass claims), and any judicial interpretation of any of the foregoing, which pertains to health, safety, any Hazardous Material, or the Environment (including but not limited to ground, air, water or noise pollution or contamination, and underground or above-ground storage tanks) and shall include the Solid Waste Disposal Act, 42 U.S.C. § 1801 et seq.; CERCLA, as amended by the Superfund Amendments and Reauthorization Act of 1986; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et. seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq. and any other local, state, or federal, or international environmental statutes, and all rules and regulations, orders and decrees now or hereafter promulgated under any of the foregoing, as any of the foregoing now exist or may be changed or amended or come into effect in the future.

“Environmental Permits” – as defined in Section 3.14(a).

“ERISA” – Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” – see definition of Acquired Assets.

“Excluded Liabilities” – see definition of Assumed Liabilities.

“Family” – see definition of Related Person.

“Final Earn-Out Payment” – means an amount equal to the result obtained by multiplying the Revenue Multiple by the Net Revenue recognized by Purchaser from the Core Customers over the twelve month period beginning on the first day of the seventh month immediately following the month in which the Closing Date occurs and ending on the last day of the eighteenth month immediately following the month in which the Closing Date occurs, with the result reduced by (i) the Base Amount, (ii) the Threshold Amount, and (iii) each of the Earn-Out Payments #s 1 through 5.

“Final Determination” – means either (i) a binding, nonappealable decision of an arbitration panel or appellate court has been entered determining liability, or determining no liability, or (ii) Purchaser and Seller mutually agree in writing as to the amount of any liability.

“Financial Statements” – as defined in Section 3.7.

Annex I-9	Core Asset Purchase Agreement

 “Fundamental Representations” – means those representations and warranties of Seller contained in Section 3.1 [Organization and Good Standing], Section 3.2 [Authority; No Conflict], Section 3.4 [Title to Properties; Security Interests], the first three sentences of Section 3.6 [Taxes]; Section 3.7 [Financial Statements], Section 3.14 [Environmental Matters] and Section 3.19 [Brokers and Finders].

“GAAP” – means United States generally accepted accounting principles, consistently applied, as in effect on the date hereof.

“Governmental Authorization” – means any approval, consent, license, permit, waiver or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” – means any federal, state, local, municipal, foreign or other government or governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal).

“Hazardous Materials” – means any substance, whether solid, liquid or gaseous: (i) which is listed, defined or regulated as a “hazardous substance,” “hazardous waste,” “contaminant,” or “solid waste,” or otherwise classified as hazardous or toxic, in or pursuant to any Environmental Law; or (ii) which is or contains asbestos, radon, any polychlorinated biphenyl, polybrominated diphenyl ether, urea formaldehyde foam insulation, explosive or radioactive material, or motor fuel, petroleum product, constituent or by-product, or other petroleum hydrocarbons; or (iii) which causes contamination or nuisance or hazard, or threat of the same, to public health, human health, or the Environment.

“Historical Financial Statements” – as defined in Section 3.7.

“Holdback Amount” – means Four Hundred Thousand and No/100 Dollars ($400,000).

“Indebtedness” – means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), including the current portion of such indebtedness, (ii) all obligations evidenced by notes, bonds, debentures or similar instruments and (iii) all capital lease obligations.

“Intellectual Property” – means any or all of the following, and all rights in, arising out of, or associated therewith: (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether or not patentable or patented), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists; (iii) all copyrights (whether registered or not), copyrights registrations and applications therefor and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, trademarks and service marks, whether common law or registered, and all trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); (vi) all domain names, uniform resource locators and other Internet or similar addresses or identifiers (“Domain Names”); (vii) all databases and data collections and all rights therein throughout the world; and (viii) all computer software including all source code, object code, firmware, development tools, files, records and data, all media on which any of the foregoing is recorded; (ix) all moral and economic rights of authors and inventors, however denominated, throughout the world; (x) all rights to sue for past, present or future infringement or misappropriation of any of the foregoing; (xi) any similar, corresponding or equivalent rights to any of the foregoing and (xii) all documentation related to any of the foregoing.

Annex I-10	Core Asset Purchase Agreement

“Interim Financial Statements” – as defined in Section 3.7.

“IRC” – means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant to the Internal Revenue Code of 1986, as amended, or any successor law.

“IRS” – means the United States Internal Revenue Service and, to the extent relevant, the United States Department of the Treasury and, to the extent relevant, the counterpart agencies of other countries.

“Knowledge” – a Person will be deemed to have “Knowledge” of a particular fact or other matter if:

(a)           such Person is actually aware of such fact or other matter; or

(b)           a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

“Knowledge” with respect to Seller shall mean the Knowledge of Travis Gay and Chris Nicholson.

“Knowledge” with respect to Purchaser shall mean the Knowledge of Frank Tarallo or Bruce Smith.

“Legal Requirement” – means any federal, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

“Liability” – means any liability (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including any liability for Taxes.

“Temporary Manufacturing and Supply Agreement” – as defined in the Recitals.

“Material Adverse Effect” – means, any effect or change that would be (or could reasonably be expected to be) materially adverse to the business, assets, condition (financial or otherwise), operating results, operations or prospects of the Business, taken as a whole, or to the ability of Seller to consummate timely the Contemplated Transactions (regardless of whether or not such adverse effect or change can be or has been cured at any time or whether Purchaser has Knowledge of such effect or change on the date hereof), excluding, however, any events or circumstances affecting the prostate brachytherapy industry generally unless such events or circumstances have (or are reasonably expected to have) a disproportionate affect on the Business.

Annex I-11	Core Asset Purchase Agreement

“Material Interest” – see definition of Related Person.

“Net Revenue” – means the revenue recognized from sales by Purchaser to the Core Customers after discounts, rebates and refunds over the period specified computed in accordance with GAAP, reduced by uncollectible amounts; provided, that Net Revenue does not include any revenue recognized from sales by Purchaser to the Shared Customers of products that Purchaser has historically sold to the Shared Customers either directly or through a distributor or reseller other than Seller.

“Net Revenue Period” – means the period over which Net Revenue is measured for purposes of a particular Earn-Out Payment, as described in the definition of the relevant Earn-Out Payment.  For example, the Net Revenue Period applicable to Earn-Out Payment #1 is the three month period beginning on the first day of the month immediately following the month in which the Closing Date occurs and ending on the last day of the third month immediately following the month in which the Closing Date occurs; the Net Revenue Period applicable to Earn-Out Payment #2 is the three month period beginning on the first day of the fourth month immediately following the month in which the Closing Date occurs and ending on the last day of the sixth month immediately following the month in which the Closing Date occurs; and the Net Revenue Period applicable to the Final Earn-Out Payment is the twelve month period beginning on the first day of the seventh month immediately following the month in which the Closing Date occurs and ending on the last day of the eighteenth month immediately following the month in which the Closing Date occurs.

“Nonexclusive Intellectual Property” – see the definition of Acquired Intellectual Property.

“Nonexclusive IP License” – see the definition of Acquired Intellectual Property.

“Occupational Safety and Health Law” – means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether governmental or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

“Operational Representations” – means those representations and warranties of Seller contained in Article 3 of this Agreement that are not Fundamental Representations.

“Order” – means any award, decision, injunction, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body or by any arbitrator.

Annex I-12	Core Asset Purchase Agreement

“Ordinary Course of Business” – an action taken by Seller will be deemed to have been taken in the “Ordinary Course of Business” only if such action is consistent with the past practices of Seller and is taken in the course of the normal day-to-day operations of Seller with respect to the Business and does not require the consent or approval of Seller’s Board of Directors or shareholders.

“Organizational Documents” – means (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the articles or certificate of formation and operating agreement of a limited liability company; (e) any trust agreement adopted in connection with any trust; and (f) any amendment to any of the foregoing.

 “Party” and “Parties” – as defined in the first paragraph of this Agreement.

“Pending Claim Holdback Amount” – At any given time, an amount equal to Purchaser’s good faith estimate of the cumulative amount of all Damages then in dispute in any indemnification claims for Damages of any Purchaser Indemnified Party (including any previously-existing Pending Claim Holdback Amount that has not already been offset against a prior Holdback release).  Damages claims that have become the subject of a Final Determination are not included in the Pending Claim Holdback Amount.

“Person” – means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.

“Proceeding” – means any action, arbitration, audit, hearing, charge, investigation, litigation or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

“Purchase Price” – as defined in Section 2.2.

“Purchase Price Allocation Methodology” – as defined in Section 2.6.

“Purchase Price Allocation Schedule” – as defined in Section 2.6.

“Purchaser” – as defined in the first paragraph of this Agreement.

“Purchaser Indemnified Parties” – as defined in Section 10.2.

“Registered Intellectual Property” – as defined in Section 3.16(a).

“Related Person” – means, with respect to a particular individual: (i) each other member of such individual’s Family; (ii) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; (iii) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; and (iv) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, manager, officer, partner, executor, or trustee (or in a similar capacity).  With respect to a specified Person other than an individual “Related Person” means: (A) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (B) any Person that holds a Material Interest in such specified Person; (C) each Person that serves as a director, manager, officer, partner, executor, or trustee of such specified Person (or in a similar capacity); (D) any Person in which such specified Person holds a Material Interest; (E) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (F) any Related Person of any individual described in clause (B) or (C).

Annex I-13	Core Asset Purchase Agreement

For purposes of this definition, (a) the “Family” of an individual includes (i) the individual, (ii) the individual’s spouse, (iii) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (iv) any other natural person who resides with such individual, and (b) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.

“Release” or “Released” – means any spilling, leaking, pumping, pouring, emptying, injection, emitting, discharging, depositing, escaping, leaching, migration, filtration, pouring, seepage, disposal, dumping, or other releasing into the indoor or outdoor Environment, whether intentional or unintentional, including the movement of Hazardous Materials on or through the Environment.

“Representative” – means, with respect to a particular Person, any director, manager, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

“Required Approvals” – as defined in Section 5.4.

“Revenue Multiple” – means a multiplier equal to 1.0.

 “Security Interest” – means any charge, claim, community property interest, condition, equitable interest, encumbrance, mortgage, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Seller” – as defined in the first paragraph of this Agreement.

“Shared Customers” – as defined in Section 3.13(a) and listed in Schedule 3.13(a)(ii).

“Tax” – means all taxes (including but not limited to income tax, payroll tax, capital gains tax, value added tax, sales or use tax, property tax, gift tax or estate tax), levy, assessment, tariff, duty (including but not limited to customs duty), deficiency or other fee and any related charge or amount (including but not limited to fine, penalty and interest) imposed, assessed or collected by or under the authority of any Governmental Body.

Annex I-14	Core Asset Purchase Agreement

“Tax Return” – means any return (including but not limited to any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Territory” – means the Unites States, Canada, and South Africa.

“Threshold Amount” – means Two Million Five Hundred Thousand ($2,500,000.00) Dollars.

“Trademarks” – see definition of Intellectual Property.

“Transaction Documents” – means each of this Agreement, the Temporary Manufacturing and Supply Agreement, the Bill of Sale, the Assignment and Assumption Agreement and each other document, instrument and certificate delivered in connection herewith or therewith.

“Unregistered Marks” – as defined in Section 3.16(a).

Annex I-15	Core Asset Purchase Agreement

Asset Purchase Agreement by and between Theragenics Corporation and Core Oncology, Inc.
Annex -II
Example of Mechanics of Payments Under the
Agreement

This Annex-II is an example only and is intended to demonstrate the mathematical mechanics of the various payments that may become due under the Agreement.  This Annex-II in no way provides for the actual amount of any of the payments which may become due, nor does it determine the amount of revenue from which any payment due may be calculated.  Such actual payments are to be computed based on the actual revenues and terms and conditions as provided for in the Agreement.

Assumptions for purposes of this Annex-II
Base Amount	$4,000,000
Threshold amount	$2,500,000
Revenue multiple	1

Revenue amounts used for this example:
mos 1-3	$2,500,000
mos 4-6	$3,000,000
mos 7-9	$3,250,000
mos 10-12	$3,250,000
mos 13-15	$3,250,000
mos 7-18	$13,000,000

Core Asset Purchase Agreement

Earn-Out Payments are based upon:
mos 1-3	66.66%
mos 4-6	66.66%
mos 7-9	66.66%
mos 10-12	66.66%
mos 13-15	66.66%
mos 7-18	100.00%

	Earn-Out	Earn-Out	Earn-Out	Earn-Out	Earn-Out
	Payment #1	Payment #2	Payment #3	Payment #4	Payment #5
Adjustments are based upon:
Base amount	10.00%	10.00%	20.00%	20.00%	20.00%
Threshold amount	10.00%	10.00%	20.00%	20.00%	20.00%

Total pymts will be 1X revenue for mos 7 to 18, less Threshold amount	$10,500,000

Core Asset Purchase Agreement

Example

	Upfront
	payment due	Earn-Out	Earn-Out	Earn-Out	Earn-Out	Earn-Out	Final Earn-Out
	at closing	Payment #1	Payment #2	Payment #3	Payment #4	Payment #5	Payment	Total

Upfront pymt	$4,000,000
Pymt based on revenue multiple		$1,666,500	$1,999,800	$2,166,450	$2,166,450	$2,166,450	$13,000,000

Adjustments:
Base amount		$(400,000)	$(400,000)	$(800,000)	$(800,000)	$(800,000)	$(4,000,000)
Threshold amount		$(250,000)	$(250,000)	$(500,000)	$(500,000)	$(500,000)	$(2,500,000)
Earn-Out Payment #1							$(1,016,500)
Earn-Out Payment #2							$(1,349,800)
Earn-Out Payment #3							$(866,450)
Earn-Out Payment #4							$(866,450)
Earn-Out Payment #5							$(866,450)

Subtotal	$4,000,000	$1,016,500	$1,349,800	$866,450	$866,450	$866,450	$1,534,350	$10,500,000
Hold back (assumes no claims for indemnity)	$(200,000)	$(100,000)	$(100,000)	$100,000	$100,000	$100,000	$100,000	$-

Amount due	$3,800,000	$916,500	$1,249,800	$966,450	$966,450	$966,450	$1,634,350	$10,500,000

Core Asset Purchase Agreement